05005020

SUPPL

RECEIVED
2005 JAN 11 A 11: 26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

QUARTERLY REPORT BY

the ISSUER OF SECURITIES

3 rd quarter of 2004

Joint Stock Company "Aeroflot – Russian Airlines"

Issuer's code: 00010-A

Joint-Stock Company "Aeroflot-Russian Airlines"

Place of Residence: Russian Federation
Mailing Address: 37, bldg. 9, Leningradsky Prospekt, Moscow, 125167

Information contained in this Report is subject to disclosure under the Law of the Russian Federation "On Securities and Stock Exchange".

PROCESSED
JAN 11 2005
THOMSON FINANCIAL

Contact person: *GOLOVENKO Alesey Nikolaevitch*
Deputy Chief, Securities Section, Corporate Property Department
Tel. *258-06-84*, Fax *258-06-84*
E-mail AGOLOVENKO@AEROFLOT.RU

CONTENTS

Introduction

Issuer's Information

a) **Issuer's Full Company Name.**

Joint-Stock Company "Aeroflot-Russian Airlines".

Short Title.

JSC "Aeroflot".

b) **Location:** *Russian Federation*
Postal Address: *Russian Federation, 125167, Moscow, Leningradski Prospect, 37, block 9*

c) **Issuer's Contact Phones and E-mail:**
Phone: *(095) 258-06-84, Fax: (095) 258-06-84*
E-mail:

d) **Internet pages:**
www.aeroflot.ru, www.skrin.ru , www.adr.db.com.

e) **Information on Issuer's Securities**
Information on Shares

State Registration Number Date of Registration	Category, type	Amount of declared shares	Par value	Date and Way of placement	End of placement
1-01-00010-4 January 23, 2004	**Ordinary Inscribed non-documentary**	**1 110 616 299**	**1 (one) Ruble**	**Consolidated placement (below)**	
73-1"n"-5142 June 22, 1995	**Ordinary Inscribed non-documentary**	**3 164 149**	**1 (one) Ruble**	**June 18, 1994 Closed subscription**	**October 11, 1995**
1-02-00010-A April 5, 1999	**Ordinary Inscribed non-documentary**	**1 107 452 150**	**1 (one) Ruble**	**February 22 1999 Subscription among shareholders**	**February 22, 1999**

f) ***This quarterly balance sheet contains estimates and forecast of authorized governing bodies of the Issuer regarding future events and/or actions, development perspective of the industry, where Issuer carries out its activity, results of Issuer operations activity, as well as Issuer's plans, probability of occurrence of events and action. Investors shall not fully rely on estimates and forecast of authorized governing bodies of the issuer, since factual results of the Issuer's activity in the future may differ from forecast because of the number of reasons. Acquisition of Issuer's securities entails risks addressed in this statement.***

CHAPTER I. Brief Information on Issuer's Auditor and Assessor

1.1 Brief Information on Issuer's Auditor (Auditors)

Name. *"Auditing Company "VNESHAUDIT" Ltd*
Legal Address: *109180, Moscow, Bolshaia Yakimanka Street, 25-27/2*
INN (Individual Taxpayer Number): *7706118254*

Postal address: *123610, Moscow, Krasnopresnenskaya Naberjnaya, 12, entrance 3, office 701*
Tel. 258-19-91 Fax 967-04-97
E-mail: info@vneshaudit.ru

Auditor's License Information:
License Number: 000548
Date of Issue: 25.06.2002
Valid: 25.06.2007
License Issuer: *Ministry of Finance of the Russian Federation*

Name:	*"Deloit&Touche" LTD*
Legal Address:	*Russia, Moscow, Mokhovaya street, 4/7, bld.2*
INN (Individual Taxpayer Number):	*7700049460*
Postal Address:	*Russia, Moscow, Mokhovaya street, 4/7, bld.2*
Tel:	*(095) 9337300 Fax(095) 9337301*
E-mail; Moscow@deloite.ru	

Auditor's License Information:
License Number: 002417
Date of Issue: 6.11.2002
Valid: 6.11.2007
License Issuer: *Ministry of Finance of the Russian Federation*

1.2. Brief information on the Issuer's Assessor

On the Assessor invited by the Issuer to assess market value of placed outstanding stock:
To assess value of redemption stock of JSC "Aeroflot", because of a major transaction, approval of which must be effected by the General Meeting according to Paragraph 2, Article 79 of the Federal Law "On Joint-Stock companies", stockholders came to a decision as regards stockholders voting against the decision on reorganization or approval of the transaction or those nonparticipating in the vote on this part of the agenda (Article 75, Paragraph 1) assessed value was carried out.

Assessor: JSC "National Assessment and Consulting Agency"
Assessor's Address: 103009, Moscow, Vspolnii pereulok, 18, building 2
Expert assessors partaking in the assessment procedure: Dudareva T.N., Ulitov S.D., Reschenkova O.P., Schkolnikov Yu.V.
Fax and Phone: 785-81-01
E-mail: naa@naa.ru, www.naa.ru
Licence Number: 000054
Date of Issue: August 10, 2001
Valid for Assessment activity: August 10, 2004
Issuing Authority: Ministry of Property Relations of the Russian Federation
Information on the services rendered by the Assessor:

Based on information analysis and carried research, market value of a single (1) ordinary share of JSC "Aeroflot" in minority stock package as on July 1, 2004 – 29,50 Rubles (twenty nine Rubles and Fifty Kopecks).

CHAPTER II. Main information on financial and economic status of the Issuer

2.1. Indicators of Issuer's Financial and Business Activities

№	Indicator description	Accounting method	1st quarter of 2004	1st half of 2004	9 months 2004
1	Value of net assets, thousands rubles	According to the Method of Joint Stock Companies Assets стоимости чистых Assessment as approved by the Ministry of Finance and the Central Bank Treasury of the Russian Federation of January 29, 2003, №10н/03-6/пз	10704035	13892711	14378565
2	Relation of the sum of attracted means to the capital and reserves, %	(Long term liabilities at the reporting period end + Short term at the reporting period end) / Capital and reserves at the reporting period end x 100	100.136%	68.993%	59,010%
3	Relation of the sum of short term Liabilities to the capital and reserves, %	Short term liabilities at the reporting period end / Capital and reserves at the reporting period end x 100	89.871%	0.34	51,750%
4	Coverage of payments for debt servicing	(Net profit for the reporting period + allocation for depreciation for the reporting period - Dividends) / (Liabilities due for repayment during the reporting period + % interests due for payment during the reporting period)	-0.044	0.364	0,508
5	Level of outstanding liabilities, %	Outstanding liabilities at the reporting period end / (Long term liabilities at the reporting period end + Short term liabilities at the reporting period end) x 100		4.273	
6	Turnover of net assets, times	Returns from sales of goods, products, works, services less value adder tax, excise duties and so on and compulsory charges / Value of net assets	0.933	1.805	2.753
7	Turnover of accounts payable, times	Production cost of sold goods, products, works, services excluding commercial and administrative expenses / Accounts payable at the reporting period end	1.367	3.052	5.439
8	Turnover of accounts receivable, times	Returns from sold goods, products, works, services less	0.955	2.299	3.400

		value adder tax, excise duties, compulsory charges and so on / (accounts payable at the reporting period end – indebtedness of partners (founders) in relation to contribution into authorized capital at the reporting period end)			
9	**Portion of the Profit tax in the profit before taxes, %**	**Profit tax / Profit before taxes**	-	23.162%	23.162%

In accordance with the Method of evaluation of the value of net assets of joint stock companies as approved by order of the Ministry of Finance and the Central Bank Treasury of the Russian Federation of January 29, 2003 N 10n/03-b/pz

Calculation of the value of net assets of the JSC "Aeroflot – Russian Airlines"

Indicator description	Code of accounting balance sheet line	1st quarter of 2004	1st half of 2004	9 months 2004
I. Assets				
1. Intangible assets	110	59024	56487	61 294
2. Fixed assets	120	3 597 663	3 487 804	3 397 520
3. Construction in progress	130	901 542	955 781	1 135 572
4. Income bearing investments into material values	135	-	-	-
5. Long term and short term financial investments	140+250	2 273 203	2 250 908	2 259 396
6. Other non circulating assets	145+150	6000	6000	15 879
7. Stocks	210	2 505 706	2 326 192	2 620 898
8. Value added tax on values purchased	220	308 343	301 790	317 691
9. Accounts receivable	230+240	10456585	10 908 815	11 640 592
10. Money means	260	1 295 170	3 141 896	1 398 678
11. Other circulating assets	270	-	-	-

12. Total assets taken into account (sum of items 1 to 11 above)		21 403 236	23 435 673	22 847 520
II. Liabilities				
13. Long term liabilities in relation to loans and credits	510	1 083 285	494 138	760 976
14. Other long term liabilities	515+520	14 499	274 391	280 796
15. Short term liabilities in relation to loans and credits	610	2 470 114	1 047 680	615 664
16. Accounts payable	620	6 852 475	6 674 555	6 016 139
17. Indebtedness to partners (founders) for payment of income	630	3 453	388 770	34 475
18 . Reserves for deferred expenses	650	275 375	633 428	760 905
19. Other short term liabilities	660	-	-	-
20. Total liabilities taken into account (sum of items 13 to 19 above)		10 699 201	9 542 962	8 468 955
21. Value of net assets of the joint stock company (total assets taken into account (page 12) less liabilities taken into account (page 20))		10 704 035	13 892 711	14 378 565

Note:

The difference with the Report on the capital flaw (Form 3) is caused by the change of the calculation method. For comparability of indicators the net assets are calculated in accordance with the Method of Evaluation of Net Assets of Joint Stock Companies as approved by Order of the Ministry of Finance and the Central Bank Treasury of the Russian Federation of January 29, 2003 N 10н/03-6/пз

2.2 Issuer's Market Capitalization

Capitalization is calculated as product of the number of ordinary shares by weight-average price of one share calculated for 10 largest transactions realized via Stock Exchange RTS in the last month of each completed fiscal year for which issuer's capitalization is reported.

Year	Capitalization, USD
1999	166 592 445
2000	227 676 341
2001	395 379 402
2002	383 162 623
2003	766 325 246
1st quarter 2004	984 006 041
2nd quarter	1 089 514 589
3rd quarter	1 199 465 603

2.3. Issuer's Liabilities

2.3.1 Payables

Accounts payable for 9 months of 2004

Description of liabilities payable	Payment due date					
	Less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	More than 1 year
Accounts payable total, rubles including:	5455 041 094	625511043	12831408	380088449	71218177	1137807620
outstanding accounts payable total, rubles	1560277109					
Borrowed funds total, rubles	0	615664120	0	0	0	760975612
Outstanding liabilities on borrowed funds total, rubles						
Credits, rubles		615664120				760975612
Loans, rubles Including:						
bonded loans, rubles						
Other liabilities payable total, rubles including:	5455 041 094	9846923	12831408	380088449	71218177	376832008
to suppliers and contractors, rubles	4392240148	4501923	4498554	13490550	32809940	49595634
Bills payable, rubles	10043363	0	0	0	0	0
To issuer's affiliated companies, rubles	34475000	0	0	0	0	0

Salaries and wages, rubles.	199746895	0	0	0	0	0
Outstanding payments to the State budget and non state budget funds, rubles, including:	414493130	5345000	5345000	363736199	32070000	83439048
overdue, rubles	0	0	0	0	0	0
Other accounts payable, rubles	404042558	0	2987854	2861700	6338237	243797326
Total, rubles:	5455041094	625511043	12831408	380088449	71218177	1137807620

2.3.2 Issuer's credit history

Issuer's credit history for credit contracts the value of the main debt under which is 10 or more per cent of the value of the issuer's net assets

№	Description of liabilities	Name of creditor (money-lender)	Sum of the main debt	Date Repayment		Interest rate	Date of payment
				Plan	Actual		Plan
1.	Credit contract w/o ref. No dated 16.09.03	DONAU	60,000,000 USD	31.10.04	current	3%+LIBOR 1 m	15.07.2004

2.3.3 Issuer's liabilities on collaterals issued to third parties

Information on JSC "Aeroflot" affiliated companies set up with participation of third parties investments (as of 01.10.04)

№	Full and abbreviated name	Amount of investment (rubles)	Purpose of investment
1	Open Joint Stock Company "Insurance Company "Moscow", SK "Moscow"	45 688 549,50	Provisioning insurance services to JSC "Aeroflot" and its affiliated companies, generating revenue
2	Close Joint Stock Company "Aeromar", ZAO "Aeromar"	28 050	Provisioning in-flight foodstuffs and beverages for JSC "Aeroflot" flights, generating revenue

3	Open Joint Stock Company "Aeroflot-Don", OAO "Aeroflot-Don"	167 720 260	Air transportation including connection with JSC "Aeroflot", generating revenue

2.4. Risks relating to purchase of securities being issued (have been issued)

2.4.1. Industry risks

Prices for Fuel:

The level of world market prices for oil directly affects the operational costs of the Company. In case of any further sharp rise of market prices for fuel component in the overall operational costs is likely.

Competition:

Growing competition from the Russian airlines in the domestic market may curb the Company opportunities to increase flow of traffic in this segment of operations.

2.4.2. Country and Regional Risks

Social:

Risk factors are minimal since the Issuer carries out an active social policy; the terms of the industry tariff agreement and collective contracts concluded between the Company management and the employed personnel collective are fully met

Environmental:

Risks are minimal since passenger and cargo transportation operations in the Russian Federation is licensed and supervised by the State.

Seasonal Nature of Operations

Air transportation operations of JSC «Aeroflot» are seasonal by nature due to a considerable growth of passenger flow during summer period.

2.4.3. Financial Risks

Dependence on economic growth:

A direct dependence of the change of air traffic volumes and dynamics of Gross National Product of the country is noticeable. Therefore, the development of the Russian Federation economy is a condition of the maintenance of the current status of the Company in the air transportation market.

Foreign Currency Risks:

The growth of the domestic air traffic volumes contributes to the dependence of its income on the abrupt fluctuations of the exchange rate of the Russian ruble (devaluation).

2.4.4. Legal Risks

Changes in the foreign currency regulations.

Taking into consideration that JSC «Aeroflot» being an integral part of the world air transportation system carries out its activities in many countries abroad using, a number of various world currencies to cover its operations, accordingly, any change of foreign currency regulations, namely, in the matters of hardening its rules, considerably raises the risks of delayed fulfillment of liabilities to foreign partners that makes inevitable both failures to meet the obligations to Aeroflot on the part of such partners and imposition of relevant penalties, provided in the Law and contracts.

Changes in the taxation legislation.

Any change of the taxation legislation is always fraught with certain financial risks since any failure to observe the statutory requirements results in imposition of various penalties and other punitive actions.

Changes of customs clearance rules and duties.

As JSC «Aeroflot» in its operations has to make use of different kinds of products/ services of foreign origin (including foreign made aircraft) any change of customs clearance regulations towards their hardening considerably increase the risks of JSC «Aeroflot» to the matter of both the opportunity to make use of such products and services and their timely delivery.

Changes of court practice in the matters related to the issuer's activities.

Currently the court practice for the main types of court cases of the issuer has been settled already. Its change may be caused only by a change of legislation that in itself entails certain risks.

2.4.5. Risks connected with the issuer's activities

Technical:

The following may be considered as issuer's technical risk factors: the use for main operations of means of higher risks – aircraft. With the aim to minimize technical risk factors the issuer has done a lot to modernize its aircraft and engine fleet: currently more than 40% of the total air operations is carried out with the use of the new generation equipment. The issuer has kept under control flight safety and security and has got in its organizational structure an administrative body – Inspection on Flight Safety and Security. The risk on the lost /damage of the aircraft and engine fleet and issuer's third party liability during transportation operations have been duly insured and reinsured by Lloyed Syndicate.

Current legal proceedings.

Currently JSC «Aeroflot» is acting as a defendant in the following cases on:

- payment of damages connected to the failure/improper fulfillment of obligations for the carriage of passengers/luggage/cargo;
- payment of damages connected to JSC «Aeroflot»failure to carry out its contracted obligations;
- failure to carry out Collective contract as current in the JSC «Aeroflot»;
- labor conflicts.

Accordingly, the greater part of the court mitigation risks are mostly financial risks and risks of requisition of some properties of the Company.

Incapability to extend the issuer's license either for a certain business activities or for the use of facilities that are legally restricted for the possession by civil entities.

In case such a license is connected with the main activities of - air operations and any other directly connected with those – the risk is very high since it affects the very existence of JSC «Aeroflot» .

Should such a license covers other areas of JSC «Aeroflot» operations that are not listed among the basic ones for JSC «Aeroflot», then in case the license is canceled/ incapability to extend it the required services may be provided to JSC «Aeroflot» by third parties that possess appropriate licenses. Since the services in question are not free JSC «Aeroflot» risks would be only financial.

Possible issuer's liability for outstanding liabilities of third parties.

The emergence of such liabilities is possible in cases provided by the Law and, also, if they are stipulated in a contract as may be concluded by JSC «Aeroflot» with third parties.
AS for the outstanding liabilities of JSC «Aeroflot» subsidiaries the liabilities of JSC «Aeroflot» would be limited by the value of shares/ stocks in possession of JSC «Aeroflot» of those subsidiaries. For that matter, the exceptions will include the cases of imposition of subsidiary liability in accordance with item 3, Article 6 of the Federal Law "On Joint Stock Companies", namely in the cases when JSC «Aeroflot» by way of issuing mandatory instructions to subsidiaries involved (with prior knowledge that such instructions would result in losses) has inflicted losses to the subsidiary or caused its insolvency (bankruptcy).

CHARPTER III. Detailed Information on the Issuer

3.1. Branch and representatives offices of the Issuer

Branch and representatives offices of the Issuer.

Name: ***Australia (Sidney)***
Location: ***Sidney***
Postal Address: ***24 LEVEL 44 MARKET STREET SYDNEY NSW 2000 AUSTRALIIA***
Head: ***Sokolov Dmitry Alexseevitch***
Opened: ***21 June 1994***
Power of Attorney valid: from July 12, 2004 *(permanent)*

Name: ***Austria (Vienna)***
Location: ***Vienna***
Postal Address: ***PARKING 10, 1010 VIENNA, AUSTRIA***
Head: ***Zhiganov Igor Petrovich***
Opened: ***21 June 1994***
Power of Attorney valid: from ***11.09.2001 (permanent)***

Name: ***Belgium (Brussels)***
Location: ***Brussels***
Postal Address: ***RUE DES COLONIES 58 1000 BRUXELLES BELGIQUE***
Head: ***Snegirev Igor Anatolievitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15.03.2004 (permanent)***

Name: ***Bulgaria (Sophia)***
Location: ***Sophia***
Postal Address: ***23 OBORISHTE ST. 1504 SOFIA BULGARIIA***

Head: ***Krakhmalev Vladimir Vasiliyevich***
Opened: ***21 April 1994***
Power of Attorney valid: ***051.11.2002 (permanent)***

Name: ***Great Britain (London)***
Location: ***London***
Postal Address: ***70, PICCADILLY, LONDON W1V 9HH, UK***
Head: ***Sereda Vitali Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 22.06.2001(permanent)***

Name: ***Hungary (Budapest)***
Location: ***Budapest***
Postal Address: ***HUNGARY 1051 BUDAPEST VACI UT.4***
Head: ***Zakharevich Alexandre Ivanovich***
Opened: ***21 June 1994***
Power of Attorney: ***from 22.06.2001(permanent)***

Name: ***Germany (Frankfort)***
Location: ***Frankfort***
Postal Address: ***WILHELM-LEUSCHNER-STR. 41 D-60329 FRANKFURT AM MAIN GERMANY***
Head: ***Akhlamov Sergei Petrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15.05.2003(permanent)***

Name: ***Germany (Berlin)***
Location: ***Berlin***
Postal Address: ***UNTER DER LINDER, 51, 10117, BERLIN***
Head: ***Kuznetsov Eugeni Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19.11.2002 (permanent)***

Name: ***Germany (Hamburg)***
Location: ***Hamburg***
Postal Address: ***ADMIRALITAT STR. 60, 20459 HAMBURG***
Head: ***Avramenko Alexandre Georgiyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***19.11.2002(permanent)***

Name: ***Germany (Dusseldorf)***
Location: ***Dusseldorf***
Postal Address: ***40212, DUSSELDORF, BERLINER ALLEE, 26.***
Head: ***Kovalenko Victor Valerievitch***
Opened: ***21.06.1994***
Power of Attorney valid: ***from 04.08.2004(permanent)***

Name: Germany (Munich)
Location: ***Munich***
Postal Address: ***FRG\MUNICH ISARTORPLATZ 2, 80331 MUENCHEN***
Head: ***Menshenin Sergei Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19.11.2002 (permanent)***

Name: ***Greece (Athens)***
Location: ***Athens***
Postal Address: ***14 XENOFONTOS STR. SYNTAGMA - GR 105 57, ATHENS, GREECE***

Head: ***Parkhimovich Victor Antonovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 24.04.2003 (permanent)***

Name: ***Denmark (Copenhagen)***
Location: ***Copenhagen***
Postal Address: ***DENMARK COPENHAGEN, 1-3 VESTER FARIMAGSGADE DK - 1606***
Head: ***Mulkidjanov Dmitry Ivanovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12.04.2004(permanent)***

Name: ***Spain (Madrid)***
Location: ***Madrid***
Postal Address: ***ESPANA/28006, MADRID, C/JOSE ORTEGA Y GASSET, 2***
Head: ***Khomenko Anatoli Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 29.10.2001***

Name: ***Spain (Barcelona)***
Location: ***Barcelona***
Postal Address: ***ISPANIIA, 08029 BARSELONA C/MALLORCA 41***
Head: ***Kolin Valeri Anatoliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26.05.1999 (permanent)***

Name: ***Italy (Rome)***
Location: ***Rome***
Postal Address: ***00187 ROMA VIA L. BISSOLATI 76***
Head: ***Sporov Igor Yuriyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 01.03.2001(permanent)***

Name: ***Italy (Venice)***
Location: ***Venice***
Postal Address: ***35137 PADOVA PIAZZETTA CONCIAPELLI 20***
Head: ***Krasii Yaroslav Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 14.06.2002 (permanent)***

Name: ***Italy (Milan)***
Location: ***Milan***
Postal Address: ***20124 MILANO -VIA VITTOR PISANI, 19***
Head: ***Opolev Anatoli Leonidovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 25.06.2001 (permanent)***

Name: ***Netherlands (Amsterdam)***
Location: ***Amsterdam***
Postal Address: ***THE NITHERLANDS 1017 SG AMSTERDAM WETERRINGSCHANS 26***
Head: ***Titov Nikolai Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26.03.2002 (permanent)***

Name: ***Norway (Oslo)***
Location: ***Oslo***
Postal Address: ***NORVEGIIA 0157 OSLO OVRE SLOT SGT 6***

Head: ***Vostrikov Yuri Timofeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 05.10.1998 (permanent)***

Name: ***Poland (Warsaw)***
Location: ***Warsaw***
Postal Address: ***POLAND WARSAW 00-508 JEROZOLIMSKIE AL. 29***
Head: ***Sen Ivan Pavlovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27.11.2000 (permanent)***

Name: ***Portugal (Lisbon)***
Location: ***Lisbon***
Postal Address: ***PORTUGAL, LISBON, AVENIDA DA LIBERDADE 36-D, INDEX 1250***
Head: ***Kruglov Valeri Alexeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 05.10.2001 (permanent)***

Name: ***Romania (Bucharest)***
Location: ***Bucharest***
Postal Address: ***29, STR.BISERICA AMZEI, BUCHAREST, ROMANIA***
Head: ***Naumenko Victor Ivanovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12.05.2004 (permanent)***

Name: ***Slovakia (Bratislava)***
Location: ***Bratislava***
Postal Address: ***SLOVAK REPUBLIC 811 01 BRATISLAVA LAURINSKA 13***
Head: ***Sinitsin Sergei Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 05.02.2003 (permanent)***

Name: ***Slovenia (Ljubljana)***
Location: ***Ljubljana***
Postal Address: ***R.SLOWENIIA G.LIUBLIANA-1000 DUNAJSKAIA 21, AFL***
Head: ***Ognev Vitali Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 04.07.2002 (permanent)***

Name: ***Finland (Helsinki)***
Location: ***Helsinki***
Postal Address: ***00100 MANNER-HEIMINTIE 5 HELSINKI FINLAND***
Head: ***Piven Alexandre Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13.10.2003 (permanent)***

Name: ***France (Paris)***
Location: ***Paris***
Postal Address: ***FRANCE 33 AV DES CHAMPS-ELISEES 75008 PARIS***
Head: ***Mukhin Eugeni Alexeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 14.05.2001 (permanent)***

Name: ***France (Nice)***
Location: ***Nice***
Postal Address: ***AEROFLOT COT D'AZUR TERMINAL 1 06281 NICE FRANCE***

Head: ***Pivovarov Andrei Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 16.04.2001 (permanent)***

Name: ***Groatia (Zagreb)***
Location: ***Zagreb***
Postal Address: ***CROATIIA 10000 ZAGREB VARSAWSKA 13***
Head: ***Karataev Alexander Mikhailovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15.03.2004 (permanent)***

Name: ***Czechia (Prague)***
Location: ***Prague***
Postal Address: ***PARIZSKA 5 110 00 PRAHA 1***
Head: ***Gurko Valery Feliksovitch***
Opened: 21 June 1994
Power of Attorney valid: ***from 12.07.2004 (permanent)***

Name: ***Switzerland (Zurich)***
Location: ***Zurich***
Postal Address: ***AERFLOT-RIA TALASKER 41 CH-8001 ZURICH***
Head: ***Serafimov Valeri Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 04.05.2001 (permanent)***

Name: ***Switzerland (Geneva)***
Location: ***Geneva***
Postal Address: ***PL.ACE CORNOVAIN, 16, 1201 GENEVE SUISSE***
Head: ***Korchagin Alexander Serafimovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 20.01.2004 (permanent)***

Name: ***Sweden (Stockholm)***
Location: ***Stockholm***
Postal Address: ***SVEAVAGEN 31, 2 TR BOX 3075 10361 STOKHOLM SWEDEN***
Head: ***Morenov Sergei Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 04.12.2002 (permanent)***

Name: ***Sweden (Goteborg)***
Location: ***Goteborg***
Postal Address: ***DROTTNINGGATAN 30, 41114 GOTHENBURG, SWEDEN***
Head: ***Tezikov Pavel Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***none***

Name: ***USA (New York)***
Location: ***America***
Postal Address: ***1384 BRODWAY, FLOOR 22 NEW YORK, NY 10018***
Head: ***Delovery Anatoli Valentinovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15.05.2003 (permanent)***

Name: ***USA (Washington)***
Location: ***America***
Postal Address: ***1634 EYE 1 STREET N.W. SUITE 200 WASHINGTON DC 20006***

Head: ***Gomenuk Sergey Ivanovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15.03.2004 (permanent)***

Name: USA (*Los Angeles*)
Location: America
Postal Address: ***USA/LOS ANGELES, 9100 WILSHIRE BLVD # 616 , BEVERLY HILLS, CA 90212***
Head: ***Grigoriyev Yuri Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 04.06.2002 (permanent)***

Name: ***USA (San Francisco)***
Location: ***America***
Postal Address: ***291 GEARY STR SIUTE 200 SAN FRANCISCO CA 94102***
Head: ***Voitsekhovich Alexandre Gennadiyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 01.07.2002 (permanent)***

Name: ***USA (Seattle)***
Location: ***America***
Postal Address: ***1411 4TH AV SUITE 420 SEATLE WASHINGTON 98101***
Head: ***Tavlintsev Gennadi Mikhailovich***
Opened: ***8 April 1994***
Power of Attorney valid: ***from 29.07.2002 (permanent)***

Name: Ireland (***Shannon***)
Location: Shannon
Postal Address: ***SHENON AIRPORT CO CLAIR IRELAND***
Head: ACTING ***Krakhmalev Mikhail Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***none***

Name: ***Ireland (Dublin)***
Location: ***Ireland (Dublin)***
Postal Address: ***IRLANDEIIA/DUBLIN, AEROFLOT RUSSIAN INTERNATIONAL AIRLINES UPPER LINK BUILDING DUBLIN AIRPORTCO. DUBLIN IRELAND***
Head: ***Uliyanov Dmitri Eduardovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 17.11.2003 (permanent)***

Name: ***Canada (Montreal)***
Location: ***Montreal***
Postal Address: ***615 DE MAISONNEUVE MLVD.M. MONTREAL QUEWEBEC CANADA H3A 1L8***
Head: ***Arshaninov Eugeni Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12.08.2003 (permanent)***

Name: ***Cuba (Havana)***
Location: ***Havana***
Postal Address: ***CALLE 23 ESQ. INFANTA N 64 VEDADO C.HAVANA CUBA***
Head: ***Zherdev Eugeni Ivanivich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13.10.2003 (permanent)***

Name: ***Panama (Panama)***
Location: ***Panama***

Postal Address: ***P.O. BX 2642 BALBOA ANCO PANAMA REPUBLICA DE PANAMA***
Head: ***Netto Sergey Ivanovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11.08.2004 (permanent)***

Name: ***Peru (Lima)***
Location: ***Lima***
Postal Address: ***JR. MARTIR OLAYA, 201, OF. 340-350, EDIFICIO DIAGONAL, MIRAFLORES, LIMA , PERU***
Head: ***Mordavchenkov Sergei Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 04.07.2002 (permanent)***

Name: ***Vietnam (Hanoi)***
Location: ***Hanoi***
Postal Address: ***DAENA BUSINESS SENTER, 360 KIM MA ST., BA DINH, DIST., HANOI, VIETNAM. AEROFLOT RUSSIAN AIRLINES***
Head: ***Igranov Eugeni Leonidovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 02.10.2001 (permanent)***

Name: ***Vietnam (Ho Chi Minh)***
Location: ***Ho Chi Minh***
Postal Address: ***4H, LE LOI STREET, HO CHI MINH CITY , VIETNAM***
Head: ***Vidineyev Alexandre Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13.02.2002 (permanent)***

Name: ***India (Delhi)***
Location: ***Delhi***
Postal Address: ***AEROFLOT TOLSTOY HOUSE, 15-17 TOLSTOY MARG DELHI - 110001 (INDIA)***
Head: ***Vasiutkin Vitali Matveyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 10.04.2003 (permanent)***

Name: ***India (Bombay)***
Location: ***Bombay***
Postal Address: ***11 TULSIANI CHAMBERS GROUND FLOOR FREE PRESS JOURNAL MARG NARIMAN POINT MUMBAI 400021***
Head: ***Ivchenko Vladimir Anatoliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 14.03.2003 (permanent)***

Name: ***China (Beijing)***
Location: ***Beijing***
Postal Address: ***GENERAL REPRESTNTATION OF AEROFLOT IN CHINA HOTEL JINGLUN, NO.3 JIANGUOMENWAI STREET, BEIJING P.R. CHINA 100020***
Head: ***Samsonov Vladimir Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 08.07.2002 (permanent)***

Name: ***China (Hong Kong)***
Location: ***Hong Kong***
Postal Address: ***ROOM 1606, 16 FLOR, TOWER TWO, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG***
Head: ***Sumchenko Alexei Anatoliyevich***

Opened: ***21 June 1994***
Power of Attorney valid: ***from 28.10.2000 (permanent)***

Name: ***China (Harbin)***
Location: ***Harbin***
Postal Address: ***150001 CHINA, HARBIN NANGANG DISTRICT, YIYUANJIE STREET, 2, HONG KONG SINOWAY HOTEL , ROOM 808.***
Head: ***Korystov Viktor Stanislavovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15.02.1999 (permanent)***

Name: ***China (Shanghai)***
Location: ***Shanghai***
Postal Address: ***200040, KNR, SHANGHAI, NANJINGXIL, 1376, SHANGHAI CENTER, SUITE 203***
Head: ***Bugrov Sergei Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 23.11.2001 (permanent)***

Name: ***China (Shenyang)***
Location: ***Shenyang***
Postal Address: ***HOTEL INTERCONTINENTAL (GROUND FLOOR), 208, NANGJING NORTH STREET, HEPING DISTRICT, SHENYANG, 110001, CHINA***
Head: ***Rassokhin Vladimir Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 05.11.2002 (permanent)***

Name: ***Korean People's Democratic Republic (Pyongyang)***
Location: ***Pyongyang***
Postal Address: ***11-DONG MUNSU-3 DONG TAEDONGGANG DISTRICT***
Head: ***Grokhovski Alexandre Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27.12.2000 (permanent)***

Name: ***Republic of Korea (Seoul)***
Location: ***Seoul***
Postal Address: ***404, CITY AIR TERMINAL BLDG, № 159-6, SAMSUNG-DONG, KANGNAM-KU, SEOUL, KOREA***
Head: ***Pereverzev Vladimir Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 21.11.2002 (permanent)***

Name: ***Malaysia (Kuala Lumpur)***
Location: ***Kuala Lumpur***
Postal Address: ***LEVEL 17, SUITE 17.03, MENARA HLA, NO 3 JALAN KIA PENG, 50450 KUALA LUMPUR***
Head: ***Sukhov Vladimir Mikhailovich***
Opened: 21 June 1994
Power of Attorney valid: ***from 27.11.2002 (permanent)***

Name: ***Mongolia (Ulan Bator)***
Location: ***Ulan Bator***
Postal Address: ***ULAN-BATOR UL. N CAGDRV-15 AEROFLOT***
Head: ***Burninov Dmitri Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13.10.2003 (permanent)***

Name: ***Nepal (Katmandu)***
Location: ***Katmandu***
Postal Address: ***NEPAL KATMANDU KAMALADI P.O. BOX 5640***
Head: ***Akopov Valeri Karpovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12.04.2001 (permanent)***

Name: ***Pakistan (Karachi)(Operations suspended, Order #153 of 23.04.04)***
Location: ***Karachi***
Postal Address: ***HOLIDAY INN CROWNE PLAZA SHHRAH-E-FAISAL ROAD KARACHI-PAKISTAN***
Head: ***Fedoseyev Vladimir Feodorovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 17.09.2003 (permanent)***

Name: ***Singapore (Singapore)***
Location: ***Singapore***
Postal Address: ***15 QUEEN STREET #01-02/02-00TAN CHONG TOWER, SINGAPORE 188537***
Head: ***Tumanov Alexandre Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 25.07.2001 (permanent)***

Name: ***Thailand (Bangkok)***
Location: ***Bangkok***
Postal Address: ***183 MEZZANINE FLOR REGENT HOUSE, RAJDAMRI ROAD BANGKOK 10330***
Head: ***Borisov Vitali Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 01.08.2002 (permanent)***

Name: ***Japan (Tokyo)***
Location: ***Tokyo***
Postal Address: ***TOKYO/SVAX TT BILD.,3-11-15, TORANOMON, MINATO-KU, TOKYO 105 JAPAN***
Head: ***Mnatsakanov Yuri Gerasimovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 22.06.2001 (permanent)***

Name: ***Japan (Osaka)(Operations suspended, Order #158 of 23.04.04)***
Location: ***Osaka***
Postal Address: ***IMAGAWA BLDG. 8 F 2-2-17 IMABASHI CHUO-KU, OSAKA 541-0042 JAPAN***
Head: ***Aveltsov Yuri Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: none

Name: ***Angola (Luanda)***
Location: ***Luanda***
Postal Address: ***AFL AV. 4 DE FEVEREIRO 114 LUANDA ANGOLA***
Head: ***Tsepalov Dmitri Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11.06.2002 (permanent)***

Name: ***Egypt (Cairo)***
Location: ***Cairo***
Postal Address: ***CAIRO/EGYPT 18, EL BOUSTAN ST.EL BOUSTAN COMMERCIAL CENTRE***
Head: ***Levkin Igor Vasiliyevich***
Opened: ***20 December 1999***

Power of Attorney valid: ***from 30.06.2003 (permanent)***

Name: ***Israel***
Location: ***Tel Aviv***
Postal Address: ***63801 ISRAIL, TEL-AVIV BEN-YEHUDA 1***
Head: ***Shumilov Sergei Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13.03.2003 (permanent)***

Name: ***Jordan (Amman)***
Location: ***Amman***
Postal Address: ***P.O. BOX 7303 AMMAN JORDAN***
Head: ***Pryadko Pavel Pavlovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12.10.1998 (permanent)***

Name: ***Iran (Tehran)***
Location: ***Tehran***
Postal Address: ***IRAN/TEHRAN 23 OSTAD NEJATOLLAHI STREET***
Head: ***Zarinyan Levon Anushavanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27.05.2003 (permanent)***

Name: ***Cyprus (Nicosia)***
Location: ***Nicosia***
Postal Address: ***32 B&C, HOMER AVE. P.O. BOX 22039, 1097 NICOSIA CYPRUS***
Head: ***Ostapenko Alexandre Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 01.09.1999 (permanent)***

Name: Lebanon (***Beirut***)
Location: Beirut
Postal Address: ***2034-8418 LEBANON, BEIRUT, GEFINOR CENTER, BLOK C, 41 CLEMENCEAU STREET***
Head: ***Kovaltchuk Viacheslav Markovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 28.01.2004 (permanent)***

Name: ***Malta (La Valetta)***
Location: ***La Valetta***
Postal Address: ***REGENCY HOUSE, 1ST FLOOR, REPUBLIC ST. VALETTA VLT 04, MALTA***
Head: ***Yentaltsev Valeri Leonidovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26.10.2000 (permanent)***

Name: ***Syria (Damascus)***
Location: ***Damascus***
Postal Address: ***SYRIA DAMASCUS 29 MAY STREET***
Head: ***Alabin Boris Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 01.07.1996 (permanent)***

Name: ***Turkey (Istanbul)***
Location: ***Istanbul***
Postal Address: ***TAKSIM-ISTANBUL METE CAD. NO 30***
Head: ***Khiltchenko Alexander Vladimirovitch***

Opened: ***21 June 1994***
Power of Attorney valid: ***from 05.11.2003 (permanent)***

Name: ***Turkey (Antalya)***
Location: ***Antalya***
Postal Address: ***ANTALYA INTERNATIONAL AIRPORT BLOC.A//N.241***
Head: ***Golovin Nikolai Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12.08.2003 (permanent)***

Name: ***Turkey (Ankara)(Operations suspended, Order #136 of 06.04.04)***
Location: ***Ankara***
Postal Address: ***06550, ANKARA, TURKEY, AEROFLOT-CINNAH CADESI 114/2, CANKAYA***
Head: ***Titov Konstantin Victorovich***
Opened: 21 June 1994
Power of Attorney valid: ***from 13.02.2002 (permanent)***

Name: ***United Arab Emirates (Dubai)***
Location: ***Dubai***
Postal Address: ***U.A.E., DUBAI, PO BOX 1020 AL MAKTOUM STREET AL MAZROEI BLDG DEIRA DUBAI***
Head: ***Chumak Alexandre Markovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 09.08.2001 (permanent)***

Name: ***United Arab Emirates (Abu Dhabi)***
Location: ***Abu Dhabi***
Postal Address: ***P.O. BOX 25111 ABU DHABI U.A.E.***
Head: ***Beliayev Vladimir Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12.04.2004 (permanent)***

Name: ***United Arab Emirates (Shardjah)***
Location: ***Shardjah***
Postal Address: ***U.A.E. SHARJAH P/O BOX 22748***
Head:
Opened: ***26 December 1996***
Power of Attorney valid:

Name: ***Azerbaijan (Baku)***
Location: ***Baku***
Postal Address: ***370000, 34 KHAGANI ST.***
Head: ***Koloskov Mikhail Lvovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26.02.2001 (permanent)***

Name: ***Armenia (Yerevan)***
Location: ***Yerevan***
Postal Address: ***12, Amiryana st. Yerevan 375 00.***
Head: ***Kagramanyan Gamarnic Rubenovich***
Opened: ***1 July 1994***
Power of Attorney valid: ***from 21.07.1997 (permanent)***

Name: ***Georgia (Tbilisi)***
Location: ***Tbilisi***
Postal Address: ***76/1 Agmashenebeli st., Tbilisi 380002.***

Head: ***Grekhov Alexander Victorovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 02.12.2003 (permanent)***

Name: ***Kazakhstan (Almaty)***
Location: ***Almaty***
Postal Address: ***59-45 Zheltoksan st., Almaty 48000.***
Head: ***Shishkin Pavel Andreyevich***
Opened: ***25 December 1997***
Power of Attorney valid: ***from 22.01.2002 (permanent)***

Name: ***Kirghiz Republic (Bishkek)***
Location: ***Bishkek***
Postal Address: ***230 Chuj prospect, Bishkek 720010.***
Head: ***Butov Vladimir Georgiyevich***
Opened: ***12 April 1999***
Power of Attorney valid: ***from 23.05.2001 (permanent)***

Name: ***Latvia (Riga)***
Location: ***Riga***
Postal Address: ***LETTONIE RIGA LV-1050 GERTRUDES 6 -1, LATVIA***
Head: ***Dinul Alexander Vasilievitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 07.04.2004 (permanent)***

Name: ***Lithuania (Vilnius)***
Location: ***Vilnius***
Postal Address: ***2001 VILNIUS, UL. PILIMO 8\2***
Head: ***Lakomov Vladimir Victorovitch***
Opened: ***8 July 1994***
Power of Attorney valid: ***from 30.07.2004 (permanent)***

Name: ***Uzbekistan (Tashkent)***
Location: ***Tashkent***
Postal Address: ***79A Nukus st., Tashkent 700015.***
Head: ***Bikmullin Renat Talgatovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 30.06.2003 (permanent)***

Name: ***Ukraine (Kiev)***
Location: ***Kiev***
Postal Address: :***112/A Saksaganskogi st. Kiev 01032.***
Head: ***Taran Valeri Petrovich***
Opened: ***5 May 1997***
Power of Attorney valid: ***from 13.09.2001 (permanent)***

Name: ***Ukraine (Symferopol)***
Location: ***Symferopol***
Postal Address: ***2A Pavlenko st., Symferopol 95006.***
Head: ***Valeyev Robert Radifovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13.10.2003 (permanent)***

Name: ***Ukraine (Dnepropetrovsk)***
Location: ***Dnepropetrovsk***
Postal Address: ***72-A Karl Marx st., Dnepropetrovsk 320030.***

Head: ***Fedosov Ruslan Veniaminovitch***
Opened: ***12 March 1998***
Power of Attorney valid: ***from 19.05.2004 (permanent)***

Name: ***Russia (Arkhangelsk)***
Location: ***Arkhangelsk***
Postal Address: ***116 Voskresenskaya st., Arkhangelsk 163051.***
Head: ***Beliayev Vadim Leonidovich***
Opened: ***18 June 1998***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Vladivostok)***
Location: ***Vladivostok***
Postal Address: ***6 Sukhanov st., Vladivostok.***
Head: ***Kaliuzhko Irena Demiyanovna***
Opened: ***20 January 1998***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004 (permanent)***

Name: ***Russia (Volgograd)***
Location: ***Volgograd***
Postal Address: ***15 Lenin st., Volgograd 400131.***
Head: ***Kolyadin Oleg Stanislavovitch***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 01.04.2004 till 31.12.2004***

Name: ***Russia (Ekaterinburg)***
Location: ***Ekaterinburg***
Postal Address: 56 Belinski st., ***Ekaterinburg Municipal Official Mail-209.***
Head: ***Chichilimov Valeri Borisovich***
Opened: ***9 June 1998***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Kaliningrad)***
Location: ***Kaliningrad***
Postal Address: ***4-25, Pobieda sq., Kaliningrad 223600.***
Head: ***Kovalenko Igor Alekseevitch***
Opened: ***26 August 1999***
Power of Attorney valid: ***power of attorney being processed***

Name: ***Russia (Krasnodar)***
Location: ***Krasnodar***
Postal Address: ***43 Krasnaya st., Krasnodar 350000.***
Head: ***Kochur Konstantin Vasilievitch***
Opened: ***18 June 1998***
Power of Attorney valid: ***from 01.04.2004 till 31.12.2004***

Name: ***Russia (Murmansk)***
Location: ***Murmansk***
Postal Address: ***8, OF.1, Spolokhi st.,Murmansk 183025.***
Head: ***Dariyev Denis Vasilievitch***
Opened: ***22 December 1997***
Power of Attorney valid: ***from 28.06.2004 till 31.12.2004***

Name: ***Russia (Mineralniye Vodi)***
Location: ***Mineralniye Vodi***
Postal Address: ***57, Karl Marks prospect, Mineralniye Vodi 357510, Stavropol Territory.***

Head: ***Levin Igor Anatoliyevich***
Opened: ***25 April 2000***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Nizhni Novgorod)***
Location: ***Nizhni Novgorod***
Postal Address: ***Nizhni Novgorod 603056, Airport.***
Head: ***Tikhonov Alexandre Yuriyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Novosibirsk)***
Location: ***Novosibirsk***
Postal Address: ***28 Krasni Prospect, Novosibirsk-91630099.***
Head: ***Matiukh Sergei Ignatiyevich***
Opened: ***25 January 1995***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Omsk)***
Location: ***Omsk***
Postal Address: ***1 INZHENERNAYA st.OMSK 644103.***
Head: ***Semeonova Galina Mikhailovna***
Opened: ***14 April 1998***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Perm)***
Location: ***Perm***
Postal Address: ***21 POPOV st., PERM 614600.***
Head: ***Shreider Boris Mikhailovich***
Opened: ***14 September 2000***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Petropavlovsk-Kamchatski)***
Location: ***Petropavlovsk-Kamchatski***
Postal Address: ***35-312 SOVETSKAYA st., PETROPAVLOVSK-KAMCHATSKI 683000.***
Head: ***Degtiarev Andrei Nikolayevich***
Opened: ***20 January 1998***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2003***

Name: Russia (*Rostov-on-Don*)
Location: Rostov-on-Don
Postal Address: ***270/1, 2nd floor, Sholokhov prospect*, *Rostov-on-Don*.**
Head: ***Kirpichev Boris Alexeyevich***
Opened: ***18 March 1999***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Samara)***
Location: ***Samara***
Postal Address: ***16 Uliyanovskaya st., Samara 44300.***
Head: ***Luzgin Sergei Alexeyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (St. Petersburg)***
Location: ***St. Petersburg***
Postal Address: ***5 Kazanskaya st. St. Petersburg 191186.***

Head: ***Sytikh Eugeni Ivanovich***
Opened: ***26 December 1996***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Sochi)***
Location: ***Sochi***
Postal Address: .:***3 Chaikovski st., Sochi 354065, Krasnodarski Territoty.***
Head: ***Mukhin Sergei Anatoliyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 29.12.2003till 31.12.2004***

Name: ***Russia (Khabarovsk)***
Location: ***Khabarovsk***
Postal Address: ***39 Karl Marx st., Khabarovsk 680000.***
Head: ***Dobrovolski Vladimir Dmitriyevich***
Opened: ***26 December 1996***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Ufa)***
Location: ***Ufa***
Postal Address: ***45 Verkhne-Torgovaya sq., Ufa 450056,Baskiria.***
Head: ***Kuznetsov Andrey Victorovitch***
Opened: ***1 March 2000***
Power of Attorney valid: ***from 01.04.2004till 31.12.2004***

Name: ***Russia (Nizhnevartovsk)***
Location: ***Nizhnevartovsk***
Postal Address: ***11 Omskaya st., Nizhnevartovsk 628606, Tyumen region, Khanty-Mansiisk Autonomous Region.***
Head: ***Antonov Mikhail Alexandrovich***
Opened: ***16 April 1999***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Russia (Cheliabinsk)***
Location: ***Cheliabinsk***
Postal Address: ***90 Svoboda st.,Cheliabinsk 454091.***
Head: ***Kirgizov Yuri Feodorovich***
Opened: ***9 August 2000***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Canada (Toronto)***
Location: ***Toronto***
Postal Address: ***1 QUEEN STREET, EAST TORONTO, ONTARIO, CANADA***
Head: ***Turovtsev Andrei Victorovich***
Opened: ***30 November 1998***
Power of Attorney valid: ***from 29.01.2002 (permanent)***

Name: ***Byelorussia***
Location: ***Minsk***
Postal Address: ***25, office 101, Ya. Kupala st., Minsk220030.***
Head: ***Sushko Alexandre Vasiliyevich***
Opened:: ***16 April 2001***
Power of Attorney valid: ***from 12.04.2001 (permamnent)***

Name: ***Russia (Astrakhan)***
Location: ***Astrakhan***

Postal Address: ***12 Lenin st., Astrakhan 414000.***
Head: ***Zaitsev Sergei Feodorovich***
Opened: ***1 August 2001***
Power of Attorney valid: ***from 29.12.2003 till 31.12.2004***

Name: ***Serbia and Cherogoriya***
Location: ***Belgrade***
Postal Address: ***11000 BELGRADE BRACE JUGOVICA 21***
Head: ***Smirnov Vadim Valentininovitch***
Opened: ***1 August 2001***
Power of Attorney valid: ***from 21.03.2003 (permanent)***

Name: ***Egypt (Khurgada)(Operations suspended, Order # 157 of 23.04.04)***
Location: ***Khurgada***
Postal Address: ***7, TL MINA STREET, HURGADA, EGYPT***
Head: ***Shilov Alexei Vladimirovich***
Opened: ***15 January 2000***
Power of Attorney valid: ***from 10.04.2003 (permanent)***

Name: ***Russia (Irkutsk)***
Location: ***Irkutsk***
Postal Address: ***27, office 107, Stepana Razina st., Irkutsk 664025.***
Head: ***Podvesko Viktor Vasiliyevich***
Opened: ***18 March 1999***
Power of Attorney valid: ***from 08.01.2004 till 31.12.2004***

Name: ***Russia (Norilsk)***
Location: ***Norilsk***
Postal Address: ***7 Krasnoyarskaya st., Norilsk 663300.***
Head: ***Pervov Maxim Vladimirovich***
Opened: ***12 September 2002***
Power of Attorney valid: ***from 01.04.2004 till 31.12.2004***

3.2. Issuer's Regular Economic Activities

3.2.1. Main Types of Products (Works, Services)

Main types of the airline activities are:

-Air transportation on international and domestic air routes on regular and charter basis in accordance with the current international agreements and licenses issued for airlines operating according to procedures;
-Passenger service, providing different services to them;
-Handling of senders' and recipients' cargo;
-Aircraft maintenance and repair;
-Passenger and cargo traffic documents sale;
-Issuing, registration and selling passenger and cargo traffic documents.

Main types of activities and their share in the volume of realization (revenue)

The predominant type of the activities of the "Aeroflot" Co, Ltd. which is of prior significance for the Issuer is air transportation of both passenger and cargo.

Aeroflot operates flights carrying passengers, mail and cargo on domestic and international air routes. During the 3rd quarter of 2004 Aeroflot has carried 2 million 099,6 thousand passengers and 37.4 thousand tons of mail and cargo, accomplished 6 billion 326 million passenger kilometers and 785.9 million ton kilometers. As compared to the 3rd quarter of 2003 the volume of air transport operations in ton kilometers has gone up by 16.2%. The growth of air transportation operations volume has been achieved as a result of introduction of new routes, increase of the flight frequency on a number of routes, optimization of route network, operation of new aircraft and equipment and improvement of the use of existing aircraft types both by the flight hours flown and by commercial payload.

Main types (works, services) in the 3rd quarter of 2004

Description of indicators	Period under report		
	Total	Domestic airlines	International airlines
Production volume in thousands ton-kms	785895	158770	627125
Average annual value (of operations, services), Rbl	18,45	14,02	19,57
Volume of sale proceeds (operations, services), thousands Rbl	14500970	2226735	12274235
Share of the total volume of revenue, %	92,9	14,3	78,6
Corresponding price index, %	-	-	-

Revenue from sales of air transportation and other services during the 3rd quarter of 2004 was 14501.0 million rubles. From the total amount of revenue generated the share of air transportation on international routs was 84.6%, and the share from operations on domestic routes was 15.4%. The increase of revenue was achieved mainly due to the increase of air transportation in ton kilometers by 8.31% and to the increase of revenue per 1 ton kilometer. The drop of US dollar exchange rate in relation to a number of currencies has resulted in reduction of the overall revenue gains.

Structure of Revenues from Goods Sale, Choice of Services over the 3rd quarter of 2004

Name (of operations, services)	Operation, services sale outline	Period under Report		
		Total	Domestic airlines	International airlines
Air craft operations	Direct sales, %	100,0	15,4	84,6
	Own trading network, %	17,2	2,2	15,0
	Controlled trading network, %	82,8	13,2	69,6
	Other (to be indicated), %	-	-	-

Expenses on regular business operations as compared with the 3rd quarter of 2003 increased by 17.2%. The increase of costs was due mainly to the growth of work volumes in ton-kilometers by 16.2%, growth of market prices for aircraft fuel and other services?, aircraft maintenance.

Structure of costs of JSC "Aeroflot" for production and sales (services, works, goods) during the 3rd quarter of 2004	
Name of the expenses item	**Period under report**
Raw materials and goods, %	4,33
Purchased components, half-finished products, %	2,35
Operations and services of production nature carried out by outside contractors, %	27,61
Fuel,	29,02
Energy, %	0,05
Labor payment expenses, %	9,33
Interest on credit, %	-
Rent, %	10,69
Allocation to social needs, %	1,90
Depreciation of fixed assets, %	1,18
Taxes included in products prime cost, %	0,35
Other expenses, %	13,19
-depreciation of intangible assets, %	0,02
-mandatory insurance payments, %	1,11
-incidental expenses, %	0,05
-agent's commission,	5,58
-personnel travel expenses	1,14
-other expenses	5,29
Total expenses on production and sale (operations, services) (prime cost), %	100,00
Sale proceeds (works, services), %	114,77

3.2.2 Operations Procedure regarding working capital and resources

JSC "Aeroflot" policies regarding working capital is formed by the goal of forming working capital, which provides for financial stability and constant flow of material stores for business activity.

Analysis of working capital status includes:

- study of dynamics of the structure of working capital;
- analysis of structure of basic operational stores;
- supply of material resources for production program, split by days;
- analysis of turnover of circulating assets, operational resources inclusive;

- analysis of calculations (accounts payable/accounts receivable, being one of basics of circulating assets)

3.2.3 Raw Materials

Sources of raw materials for basic operations of the Issue.

For fuelling of aircraft of the Issuer the following aviation fuel brands are used:

Abroad – JET A-1 of basic modifications: ASTM D 1655, DERD 2494/
Home – TC-1 (PT) to the State Standard 10227-86.
Main suppliers to the Issuer.

Abroad – British Petroleum (BP).
Home – Lukoil.

Long-term forecast for market prices
Source: Morgan Stanley from June 07 2004

	August 2004	**September 2004**	**October 2004**	**4th Quarter 2004**	**1st Quarter 2005**
IPE Brent ($/bbl)	**36,9**	**36,53**	**36,19**	**35,83**	**34,77**
Jet CIF NEW ($/t)	**394,4**	**395,3**	**396,07**	**394,95**	**381,37**
Jet FOB Rott ($/t)	**390,4**	**391,8**	**393,57**	**392,45**	**378,87**

Price for fuelling, September 2004

Region	Month reported	Previous Month	+/-
Sheremetyevo, price "to the wing" without ПВК Ruble/ton, VAT excluded	10.053,3	9.345	7,6%
Airports abroad, $, $/t	483,8	453	6,8%
Airports, Russia, price "to the wing" Ruble/ton, VAT excluded	10.546,15	10.228	3,1%
CIS airports, $/t	450	430	4,6%

Volume of fuel purchases, thousand ton, September 2004

Region	Reported month	Previous month	+/-
Sheremetyevo	75,99	80,3	-5,3%
Foreign airports	28,4	30,5	-6,7%
Russian airports	15,5	15,5	-
CIS airports	2,5	2,5	-
Fuelling of own park	117,7	124,1	-5%
Sheremetyevo sales to other airlines	4,7	4,7	-

Price forecast for October 2004

Foreign airports.
Growth in fuel prices – 6-8%.
CIS airports.
Growth in fuel prices – 10 –12%.
Russian airports, Sheremetyevo inclusive.
In Russian airports growth – 6-8 %, Sheremetyevo – 7%.

Long-term forecast for market prices
Source: Morgan Stanley from October 6, 2004

	November 2004	December 2004	January 2005	1st Quarter 2005	2nd Quarter 2005
IPE Brent ($/bbl)	45,94	45,4	44,76	44,23	42,72
Jet CIF NEW ($/t)	494,72	494,02	485,68	475,97	440,46
Jet FOB Rott ($/t)	498,47	497,77	489,43	478,22	437,96

3.2.4. Issuer's Joint Operations

Full and Brief Name	Investments	Investment Goals	Financial Results, First Quarter, 2004 (thousand Rubles)	Financial Results, Second Quarter, 2004 (thousand Rubles)	Financial Results Third quarter 2004 (thousand Rubles)
Public Corporation "Insurance Company Moscow" IC "Moscow"	45 688549.50	Insurance services for JSC "Aeroflot" and its affiliations, for profit organization	- 49 695	1473	94
Close Corporation "Aeromar" ZAO "Aeromar"	28050	On-board catering, food and beverages supplies for JSC "Aeroflot" flights, for profit organization	4254	65805	125676
Public Corporation "Aeroflot-Don" JSC "Aeroflot-Don"	167720260	Air transportation, jointly with JSC "Aeroflot", for profit organization	855	1994	2663

3.3 Issuer's Plan of Future Business Activity

"Aeroflot" intends to strengthen its leading position in the civil aviation market of the Russian Federation, primarily by expanding its presence in the domestic market and in the market of air transportation between Russia and the CIS countries. It means the increase of frequencies on the existing routes as well as on new routes. The strategic goal is to increase its domestic market share up to 30%.

In the market of international passenger transportation further development of the Company requires joining one of international alliances SkyTeam, and attracting transit passenger flows from Russian regions abroad as well as from Asia to Europe or America and back, increasing Aeroflot share of higher class passengers transportation.

Construction of a new Terminal. Existing terminal capacities of Sheremetyevo airport are limited and prevent further development of traffic activity of the Company. That is why "Aeroflot" initiated new terminal construction project - "Scheremetyevo-3". Construction of a new terminal will help to turn the airport into a hub which will considerably facilitate transfer passenger traffic through the airport. The Company plans to put the terminal "Scheremetyevo-3" into operation by 2007.

Restructuring the aircraft fleet. "Aeroflot's" strategy in the field of upgrading its fleet makes provision for optimization of aircraft types and size depending on the routes, and decrease of the number of types of families of operating aircraft from 10 to 4 with the goal to control costs and to shift to modern fuel efficient and more comfortable types of aircraft.

Product Improvement. "Aeroflot" will continue improvement of its product by further unification, accentuating the segment of highly profitable passengers. The Company plans to turn to a two-class set-up of aircraft with an improved business class service. The new service concept tested on a number of pilot directions will be expanded to all flights. The Company plans to develop "Aeroflot-Bonus" program stimulating regular clients and integrating it into the programs of other air-carriers as well as of the companies working in banking, hotel and tourist business.

Increase of economic efficiency. "Aeroflot" will strive for competitiveness in the costs efficiency by optimizing business and labor productivity. Considerable attention will be paid to automation of management systems and setting up management control by introduction of modern solutions in information technologies.

"Aeroflot" intends to considerably improve efficiency of sales by developing its own network of sales and turn over a new system of booking of passenger transportation – SabreSonic. Economic effect will come to 10-20 million dollars of annual extra revenue.

3.4 Affiliated and Subsidiary Companies of the Issuer

Name: ***"Alt Reise Buro", JSC***
Location: ***Denmark, Copenhagen***
Postal Address: ***Denmark, DK-1620, Copenhagen, Vesterbrogate 6D***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Tourism***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***'Aeroflot Leasing", Affiliated Company***

Location: ***Moscow***
Postal Address: ***127006, Moscow, Malaya Dmitrovka, 24 -2***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Purchasing and sales of aviation equipment, spare parts and ground equipment.***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***Closed Corporation "Sherotel", Affiliated Company.***
Location: ***Moscow Region, Khimki District***
Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***hotel accommodation, office spaces for rent.***
Positioning of the Company in the Issuer's Business Activity: ***Accommodation of JSC "Aeroflot" flight crews, office space for rent, investments.***

Name: ***JSC "Terminal"***
Location: ***Moscow Region, Khimki District***
Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Organization and implementation, if needed together with third parties as subcontractors or executors, of project design, construction, start-up of a new Terminal.***
Positioning of the Company in the Issuer's Business Activity: ***Investment.***

Name: ***"Social Programs Fund"***
Location: ***Moscow***
Postal Address: ***117049, Moscow, Krymski Val, 8***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Assignation to individuals or legal entities of property on gratis or privileged terms, not for profit operations, services***
Positioning of the Company in the Issuer's Business Activity: ***Social help for JSC "Aeroflot" employees.***

Name: ***Closed Corporation "Aeroflot Plus", Affiliated Company***
Location: ***Moscow***
Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.5***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***air transportation services of high comfort and service (elite air transportation***
Positioning of the Company in the Issuer's Business Activity: Investments.

Name: ***High Commercial School "Aviabusiness", Private Educational Organization***
Location: ***Moscow***
Postal Address: ***A-493, GSP-3, 125993, Moscow, Kronshtadski blvd,20***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Training of air carriers' representatives for business abroad***
Positioning of the Company in the Issuer's Business Activity: ***Training of JSC "Aeroflot" representatives***

Name: ***"Tris Travel SRL", Affiliated Company***
Location: ***Italy, Rome***
Postal Address: ***32, Labikana, Rome, 00184 Rome***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***ticket sales, accommodation of JSC "Aeroflot" flight crews***
Positioning of the Company in the Issuer's Business Activity: ***Investment.***

Name: ***"Aeroflot Riga Ltd", Affiliated Company***
Location: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***
Postal Address: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***ticket sales, accommodation of JSC "Aeroflot" flight crews***
Positioning of the Company in the Issuer's Business Activity: ***Investment.***

Name: ***JSC Insurance Company "Moskva", Affiliated Company***
Location: ***Moscow***
Postal Address: ***109004, Moscow, Nikoloyamskaya Str. 40/22, bld.4***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 94,9% of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***94,9%***

Type of activity: ***insurance transactions with individuals and legal entities***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***"Social Partner", non-governmental retirement fund. Affiliated company.***
Location: ***Moscow***
Postal Address: ***125130, Moscow, Leningradski prospect, 29, office 105***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 78,9% of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***78,9%***
Type of activity: ***Non-governmental pension fund.***
Positioning of the Company in the Issuer's Business Activity: ***Additional pension service to JSC "Aeroflot" employees.***

Name: ***"Aeromar" Ltd. Affiliated company.***
Location: ***Moscow Region, Khimki District***
Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo airport***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 51 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***51 %***
Type of activity: ***Cabin catering, production and supply of food and beverages for Russian and Foreign air carriers on the territory of the Russian Federation and abroad***
Positioning of the Company in the Issuer's Business Activity: ***Food and beverages supply, on board catering of JSC "Aeroflot" flights.***

Name: *JSC "Aeroflot-Don".*
Location: ***Russian Federation, Rostov-on-Don***
Postal Address: ***Russian Federation, 344009, Rostov-on-Don, Sholokhov prospect, 272***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 51 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***51 %***
Type of activity: ***Regular and charter Domestic and International air transportation***
Positioning of the Company in the Issuer's Business Activity: ***Air transportation, Joint operations with JSC "Aeroflot"***

Name: *JSC "Aeroflot-Nord".*
Location: ***Russian Federation, Arkhangelsk***
Postal Address: ***Russian Federation, 163053, Arkhangelsk, Airport Talgy***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 51 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***51 %***
Type of activity: **Commercial a*ir transportation of passengers, luggage, cargo, mail over international and domestic***
air under RF Air Code and other regulatory acts of RF and the Company
transportation
Positioning of the Company in the Issuer's Business Activity: ***Air transportation,including Joint operations with JSC "Aeroflot"***

Name: ***Close Corporation "Aeroport Moskva". Subsidiary company.***
Location: ***Moscow Region, Khimki District***
Postal Address: ***103340, Moscow Region, Khimki District, Sheremetyevo-1 airport***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 50 % of the Company shares. Main share holding among three founders.
Issuer's share in the Authorized capital of the legal entity: ***50 %***
Activity status: ***Passenger, cargo servicing, technical and commercial Service of aircraft on airfields.***
Positioning of the Company in the Issuer's Business Activity: ***Handling operations for JSC "Aeroflot"***

Name: ***"Editorial Office Aeroflot-Press"***
Location: ***Moscow***
Postal Address: ***129110, Moscow, Prospekt Mira, 69***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 50 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***50 %***
Type of activity: ***Publishing, printing and distribution of newspaper and other printed matter***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***Close Corporation "D.A.T.E." (Delta Aeroflot Travel Enterprize Inc – D.A.T.E.)***
Location: ***Moscow***
Postal Address: ***101000, Moscow, Arkhangelski Pereulok, 7, office 5***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 50 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***50 %***
Type of activity: ***Airport services, ground support and other aviation services***

On the territory of International Airport "Sheremetyevo-2"
Positioning of the Company in the Issuer's Business Activity: ***First Class passenger Service in "Sheremetyevo-2" Airport.***

Name: ***"AM-Terminal" Ltd***
Location: ***Moscow***
Postal Address: ***124340, Moscow, airport Sheremetyevo-2***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***49 %***
Type of activity: ***Passenger, cargo service, technical and commercial Service of air craft, ground technical and commercial Service of air craft on airfields***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***Transnautic Aero GMBH***
Location: ***Germany, Kelsterbach***
Postal Address: ***65451, Germany, Kelsterbach, Kleiner Karnvet, 26-28***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***49 %***
Activity status: ***sales and bookkeeping of airtransportation***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***"Aeromash – Aviation Security" Inc***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Sheremetyevo, P.O.Box 60***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 45 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***45 %***
Type of activity: ***Preflight checks of passengers, crew, personnel, cabin baggage, hold baggage, cargo, mail and on board supplies. Preflight checks of aircraft.***
Positioning of the Company in the Issuer's Business Activity: ***Aviation security of passengers and aircraft of JSC "Aeroflot"***

Name: ***"Inter-Terminal" Ltd, Subsidiary Company.***
Location: ***Moscow Region, Khimki District***
Postal Address: ***141400, Moscow Region, Khimki District airport Sheremetyevo-2, building 3***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 40,05% of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***40,05%***
Type of activity: ***Management of transport and other enterprises***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***"Aerofirst" Inc, Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Sheremetyevo***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 33,3 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***33,3 %***
Type of activity: ***Duty-free shops in Sheremetyevo-1 and Sheremetyevo-2***

airports
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***"Fueling Company" Inc, TZK Inc. Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Sheremetyevo***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: *31 %*
Type of activity: ***Combustive lubricating materials, filling of aircraft, aviation and ground equipment and vehicles***
Positioning of the Company in the Issuer's Business Activity: ***Filling of JSC "Aeroflot" aircraft.***

Name: ***"Fueling Complex Sheremetyevo" Inc, Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Sheremetyevo***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: *31 %*
Type of activity: ***Combustive lubricating materials, filling of aircraft, aviation and ground equipment and vehicles***

Positioning of the Company in the Issuer's Business Activity: ***Filling of JSC "Aeroflot" aircraft.***

Name: ***JSC "Sheremetyevo-3". Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Sheremetyevo***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: *31 %*
Type of activity: ***Airport services***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***"Aerotour Inc ". Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***125565, Moscow, Leningradskoye Shausse, 80, bld.1***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 25 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: *25 %*
Type of activity: ***Tourism to Russia and other countries, passenger and cargo transportation***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***"Aeroimp Ltd ". Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.9***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 25 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: *25 %*
Type of activity: ***Maintenance, reconstruction, construction, equipment, repairs, rehabilitation of hotel complexes, offices, flats other objects***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

3.5 Composition, structure and value of fixed assets of the Issuer, information on planed purchasing, replacement, retirement of equipment and other facts of burden with expenses of the Issuer

3.5.1 Composition of aircraft fleet of JSC "Aeroflot

Type of aircraft	Number of aircraft as of October 1st, 2004		
	Total	Including	
		Own	Leased (not in the balance sheet)
IL-96-300	6	6	-
IL-62M	1	1	-
IL-86	14	14	-
TU-154 M	23	20	3
TU-134	13	12	1
Total, domestic made aircraft	**57**	**53**	**4**
B-767-300ER	6	-	6
B-777-200	2	-	2
A-310*	5	-	5
A-319	8	-	8
A-320	7	-	7
DC-10-40F	4	-	4
Total foreign made	**32**		**32**
	89	**53**	**36**

During the 3rd quarter:

- put into operation:
  - A320 MSN 2223 VP-BWM (13.07.2004) – finance leasing
  - B767 MSN 30342 VP-BWQ (10.09.2004) – finance leasing
  - Ту-154М борт. №85627 (09.07.2004) - leasing

- put out of operation:
  - 4 a/c IL 76-TD

3.5.2. Fixed Assets

After 01.01.2002 (thousands rubles.)

№	Name of Fixed Assets group	Residual value as of 01.01.2004	Full value as of 01.04.2004	Residual value as of 01.04.2004	Full value as of 01.07.2004	Residual value as of 01.07.2004	Full value as of 01.10.2004	Residual value as of 01.10.2004
1	Buildings	954 263	1 074 218	955341	1 073 356	938 842	1 075 800	944 175
2	Constructions	68234	90739	68413	93 957	70 306	99 248	74 023
3	Machinery and equipment	793 779	1 563 424	1 047212	1 587 196	1 037 867	1 627 131	1 026 065
4	Transportation means	220 343	423 467	219757	434 954	223 485	445 341	227 970
5	Production and household equipment	144333	281 918	144771	285 940	147 850	246 873	119 899
6	A/c hulls	355 602	2900921	340131	2 748 501	316 351	2 355 105	293 759
7	A/c engines	823 998	4 679 000	746 157	4 636 511	676 769	4 441 693	602 872
8	Многолетние насаждения	10924	10994	10924	10 807	10 807	10 807	10 807
9	Прочие	62 190	101 915	64957	103 629	65 527	146 934	97 950
	TOTAL:	**3 433 666**	**11 126596**	**3 597 663**	**10 974 851**	**3 487 804**	**10 448 932**	**3 397 520**

3.5.3. Value of Issuer's immovable properties

№	Name of Fixed Assets group	Full value as of 01.01.2004	Residual value as of 01.01.2004	Full value as of 01.04.2004	Residual value as of 01.04.2004	Full value as of 01.07.2004	Residual value as of 01.07.2004	Full value as of 01.10.2004	Residual value as of 01.10.2004
1	Land sites	-	-	-	-	-	-	-	-
2	Buildings	1 066 998	954 263	1 074 218	955 341	1 073 356	938 842	1 075 800	944 175
3	Constructions	89 242	68 234	90 739	68 413	93 957	70 306	99 248	74 023
4	Aircraft	7 680 564	1 179600	7 579 921	1 086288	7 385 012	993 120	6 796 798	896 631
5	Perennial plants	10 994	10 924	10 994	10 924	10 807	10 807	10 807	10 807
	Total:	**8 847 798**	**2 213 021**	**8 755 872**	**2 120 966**	**8 563 132**	**2 013 075**	**7 982 653**	**1 925 636**

CHAPTER IV. Information on Financial and Business Activities of the Issuer

4.1. Results of Financial and Business Activities of the Issuer

4.1.1 Profit and Loss

№	Indicator Description	Calculation method	1st quarter 2004	1st half of 2004	9 months 2004
1	Revenue, thousands rubles	Total revenue from sales of goods, products, works and services	9 986 470	25 079 446	39 580 416
2	Gross income, thousands rubles	Income (income from sales) – cost of production of goods, products, works and services sold (except commercial and administrative expenses)	621 504	4 711 572	6 859 291
3	Net profit (undistributed profit (uncovered loss), thousand of rubles	Profit (Loss) from regular activities + extraordinary income – extraordinary expenses	-422 486	3 224 381	4 332 014
4	Labor productivity, thousand rubles/man	Returns (returns from sales) / average list number of employees (workers)	682	1 705	
5	Yield on capital investments, %	Returns (returns from sales) / value of fixed assets	277,582%	719,061%	1 164,980%
6	Assets profitability, %	Net profit / balance value of assets	-1,974%	13,758%	18,960%
7	Own capital profitability, %	Net profit/ (capital and reserves – targeted financing and earnings + income of future periods – own shares redeemed from shareholders)	-3,947%	23,209%	30,130%
8	Production (sales) profitability, %	Income from sales / gross / earnings (earnings from sales)	-4,928%	8,795%	7,840%
9	Sum of uncovered loss at the reporting period date, thousand rubles	Uncovered loss of previous years + uncovered loss of the reporting year	422 486	0	0
10	Relation of uncovered loss at the reporting period date and balance sheet value	Sum of uncovered loss at the reporting period date / balance value of assets (balance value)	0,020	0	0

4.1.2. Factors affecting the size of revenue from Issuer's sales of goods, products, works and services and Issuer's profit (loss) from main activities

4.2. Issuer's liquidity

№2.	Indicator Description	Calculation method	1st quarter of 2004	1st half of 2004	9 months 2004
1	Own circulating assets, thousand rubles	Capital and reserves (less own shares redeemed from shareholders) – targeted investments and earnings + income of future periods – non-circulating assets – long term receivables	3 871 139	7 145 124	7 518 297
2	Factor of financial dependency	Long term liabilities + short term liabilities (excluding income of future periods) / capital and reserves (less own shares redeemed from shareholders) – targeted investments and earnings + income of future periods	1,000	0,687	0,589
3	Factor of own assets autonomy	Capital and reserves (less own shares redeemed from shareholders) – targeted investments and earnings + income of future periods / non-circulating assets + circulating assets	0,500	0,593	0,629
4	Provisioning of stocks by own circulating means	Own circulating means / stocks	1,545	3,072	2,869
5	Index of Permanent assets	Non-circulating assets + long term receivables / capital and reserves (less own shares redeemed from shareholders) - targeted investments and earnings + income of future	0,638	0,486	0,477

6	Current liquidity factor	Circulating assets – long term receivables / short term liabilities (excluding income of future periods)	1,518	1,902	2,152
7	Quick liquidity factor	(Circulating assets - stocks – value added tax on purchased values – long term receivables) / short term liabilities (excluding income of future periods)	1,224	1,602	1,757

4.3 Size, structure and Sufficiency of Issuer's capital and circulating assets

4.3.1 Size and Structure of Issuer's Capital and Working Capital

Information on the Company authorized capital.
a) Size of the Issuer's authorized capital (rubles): **1 110 616 299**

b) Division of the authorized capital by shares category:
Ordinary shares:
total amount (rubles): **1 110 616 299**
share in the authorized capital: **100%**
Preferred shares:
total amount (rubles): **0**
share in the authorized capital: **0%**

c) Reserved fund was created in accordance with the charter documents in the amount of **277 654 thousand rubles**

4.3.2 Sufficiency of the capital and working capital of the Issuer

№	Indicator Description	Calculation method	1st quarter of 2004	1st half of 2004	9 months 2004
I.	**Capital amount and structure**				
1	Issuer's Charter capital amount, and correspondence of Issuer's Charter capital with Issuer's Charter documents, thousand rubles	Line 410 of accounting balance sheet	1 110 616	1 110 616	1 110 616
2	Total value of Issuer's shares, redeemed by the Issuer for further resale (transfer) with indication of such shares percentage of the total Issuer's shares (charter capital) distribution, thousand rubles	Line 411 of accounting balance sheet	0	0	0

3	Issuer's Reserve capital amount accumulated by allocations from Issuer's profits, thousand rubles	Line 430 of accounting balance sheet	277 654	277 654	277 654
4	Issuer's additional capital amount reflecting the growth of assets value revealed by the results of revaluation, and the amount of the difference between the market price (distribution price) and denomination price of the Company shares as the result of sales of shares at the price higher than the denomination price, thousand rubles	Line 420 of accounting balance sheet	3 673 798	3 652 117	3 508 343
5	Amount of Issuer's undistributed net profit, thousand rubles	Line 470 of accounting balance sheet	5 632 272	8 827 449	9 454 523
6	Amount of Issuer's targeted investments including amounts of means allocated for implementation of special purpose measures, means obtained from other organizations and persons, State budget organizations and others, thousand rubles	Line 460 of accounting balance sheet	0	0	0
7	Issuer's total amount of capital, thousand rubles	Line 490 of accounting balance sheet	10 694 340	13 867 836	14 351136
II.	**Amount and structure of circulating assets**				
1	Stocks, thousand rubles	Line 210 of accounting balance sheet	2 505 706	2 326 192	2 620 898

2	Value added tax on purchased values, thousand rubles	Line 220 of accounting balance sheet	308 343	301 790	317 691
3	Long term receivables, thousand rubles	Line 230 of accounting balance sheet	2 686	0	0
4	Short term receivables, thousand rubles	Line 240 of accounting balance sheet	10 453 899	10 908 815	11 640 592
5	Short term investments, thousand rubles	Line 250 of accounting balance sheet	7 222	9 393	9 393
6	Money means, thousand rubles	Line 260 of accounting balance sheet	1 295 170	3 141 896	1 398 678
7	Other circulating assets, thousand rubles	Line 270 of accounting balance sheet	0	0	0
III.	**Capital sufficiency**				
1	Relation of debt means to capital and reserves, %	(see item 2.1.)	100,136%	68,993%	59,010%
2	Relation of the amount of short term liabilities to capital and reserves, %	(see item 2.1.)	89,871%	63,451%	51,750%
IV.	**Circulating assets sufficiency**				
1	Turnover of receivables, times	(see 2.1.)	0,955	2,299	3,400
2	Amount of day average operating expenses for the latest completed quarter preceding the end date of the latest reporting quarter, thousand rubles	(lines 070 + 100 of the Statement on profit and losses for the latest completed quarter preceding the end date of the latest reporting quarter) / 90 days	9 834	2 362	4 055

3	Circulating assets sufficiency to cover current operating expenses	Circulating assets (line 290 of balance sheet) / PROJECTION of operating expenses for servicing indebtedness during next quarter			

4.3.3 Issuer's Financial Investments

Issuer's financial investments amounting to 10 and more per cent of its overall financial investments as of 30.09.2004

Investments into securities

Full and abbreviated name of the object of a financial investment	Place of location	State registration numbers	Number of securities in possession of JSC "Aeroflot"	Par value of securities	Balance value of securities	Amount of declared dividend (in the current or previous year)
Joint Stock Company "France Telecom"	France, 75505 Paris, Plas de Allero, 6	FR0000133308	Ordinary non-documented, payable to bearer shares 511 992 pcs	2 047 968 Euro 72 2758623,67 rubles (exchange rate as of 30.06.04 1 Euro = 35.9896 Rbl)	10 966 868,64 Euro 387 037 244.61 Rbl. (Exchange rate as of 30.06.04 1 Euro = 35,9896 Rbl.)	Dividend for 2003: 0.25 euro per 1 share

ZAO «Sherotel» - loans given

Full and abbreviated name of the object of a financial investment	Place of location	Taxpayer identification number	Amount of investment in per cent from the charter capital / money consideration	The order of income calculation / terms of payment
Closed Joint Stock Company "Sherotel" ZAO «Sherotel»	141400 Moscow Region, Khimkinsky District, Shermetyevo-2, tenement № 3	7712014856	7 534 257% / 1 096 410 962,39 rbl. The amount of loan granted exceeds the Charter capital by 74 132 times	Rate 6-month LIBOR + 0,8125/ October 1st, 2016

4.3.4. Issuer's Intangible Assets

№	Name of the intangible assets group	1999		2000		2001	
		Full value	**Amount of depreciation charged**	**Full value**	**Amount of depreciation charged**	**Full value**	**Amount of depreciation charged**
1	Intellectual property objects (exclusive rights for benefits of intellectual property)	-		-		77	
2	Administrative expenses	-		-		-	
3	Company business standing	-		-		-	
4	Others	72 386		140 766		111 074	
	Total:	**72 386**	-	**140 766**	-	**111 151**	-

№	Name of the intangible assets group	2002		2003		1st quarter of 2004	
		Full value	Amount of depreciation charged	Full value	Amount of depreciation charged	Full value	Amount of depreciation charged
1	Intellectual property objects (exclusive rights for benefits of intellectual property)	2 534	283	4 409	505	4 409	181
2	Administrative expenses	-		-	-	-	-
3	Company business standing	-		-	-	-	-
4	Others	99 458	9 933	99 213	9 447	99 203	2 363
	TOTAL:	**101 992**	**10 216**	**103 622**	**9 952**	**103 612**	**2 544**

№	Name of the intangible assets group	1st half of 2004		1st half of 2004	
		Full value	Amount of depreciation charged	Full value	Amount of depreciation charged
1	Intellectual property objects (exclusive rights for benefits of intellectual property)	4 409	362	4 435	545
2	Administrative expenses				
3	Company business standing				
4	Others	99 124	4 716	105 955	7 066
	TOTAL:	**103 533**	**5 078**	**110 390**	**7 611**

4.4. Information on Issuer's policies and costs in the area of scientific and technical development, in relation to patents, new products and research

Development of information technologies

Application of advanced information technologies and communication systems is the foundation of a modern airline setting the limits of its progress and competitiveness.

JSC "Aeroflot" has introduced a number of measures aimed at optimization of costs of information technologies and communications:

- modernization of computer equipment in JSC "Aeroflot" has been carried out;
- transition to new techniques of access to "Gabrielle" data base has been implemented, cancelled a larger part of connections to the data transmission system SITATEX (telex communication) and channels 1024 and X.25 (from 2100 down to 92 lines);
- costs of services of global distributor systems have been reduced.

Implementation of the above allowed without any damage to quality to reduce the costs of computer equipment and communication channels maintenance by more than 6 million USD.per year.

With the purpose of improving administrative recording "Aeroflot" has introduced recourses management system SAP/R3. Central accounting office Accounting office of KNOP and DZD has been automated. Autoimmunization of warehouse recording in ATZ and all accounting subdivisions is planned.

Corporate automated documentation management system (CADMS) designed to facilitate and structure documentation turnover has been committed (233 users in 44 subdivisions).

JSC "Aeroflot" continues to build up and improve information the technology component of its business. Further step has been made in implementing programs SABRE, AirMax and AirPrice that serve to facilitate tariff and payload management. Programs SABRE FAM and APM designed for optimization of route network has passed pilot operation. The system will be fully committed and is intended fro use for forecasting of passenger flows and assessment of network profitability. Proposed economic effect from introduction of APM is estimated at 10 to 12 million USD per year.

CHAPTER V. Detailed information on persons holding positions in the managing bodies, financial and business supervising bodies of the company and brief information about employees (workers) of the issuer

5.1 Information on the persons holding positions in the Issuer's managing bodies

Members of the Issuer's Board of Directors (Supervising Council)

Members of the Board of Directors:
Okulov Valeri Mikhailovitch
Education: ***higher***

Positions held within the last 5 years:
Period: ***1997 – now***
Organization: JSC "Aeroflot"
Activity: ***Transport***
Position: ***General Director***

Shares in the Issuer's Authorized Capital Stock: ***0.0025%***
Shares in affiliate/subsidiary companies: ***none***

Butrin Michail Robertovitch
Education: ***higher***

Positions held within the last 5 years:
Period: ***1998 – 1999***
Company: ***ZAO "UcB Capital"***
Activity: **Finance**
Position: ***Director, Management of Corporate Finances***

Period: ***1999 - 2000***
Company: OOO "***Consulting, Research, Restructuring"***
Activity:
Position: ***General Director***

Period: ***2000 – 2003***
Company: ***Moscow representative office of "Chechester Trading Ltd."***
Activity:
Position: ***Executive Director***

Period: ***2003 – 2004***
Company: ***AKB "National Reserves Bank"***
Activity: ***Banking***
Position: ***Vice-President***

Period: ***2003 – 2004***
Company: ***AKB "National Reserves Bank"***
Activity: ***Banking***
Position: ***Vice-President***

Period: ***2004 – now***
Company: ***OOO "National Reserve Corporation"***
Activity:

Position: *Deputy General Director*

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Grechukhin Igor Nikoloevitch

Education: ***Higher***

Positions held within the last 5 years:
Period: ***1999 – 2000***
Organization: ***State Property Management Committee of Krasnoyarsk District***
Activity: ***State Service***
Position: *Committee* ***Deputy Chairman***

Period: ***2001 – 2004***
Organization: ***Ministry of Economic Development of the Russian Federation***
Activity: *State Service*
Position: *Deputy Chief of the Department of Entrepreneur Activities Management, Deputy Chief of the Department of Economy and Enterprise and Taxation and Business Activities*

Period: ***2004 – now***
Organization: ***Ministry of Economic Development and Trade of the Russian Federation***
Activity: *State Service*
Position: *Department Director*

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Dushatin Leonid Alexeevitch

Education: ***Higher***

Positions held within the last 5 years:
Period: *1996 – 2002*
Organization: ***Fuel-Energy Complex***
Activity: ***Energy***
Position: ***Vice-President, Department Chief***

Period: ***2002 – 2004***
Organization: ***Joint-Stock Business Bank "Nacionalni reservei Bank" (National Reserve Bank)***
Activity: ***Banking***
Position: ***Deputy Chairman of the Board***

Period: ***2004 – now***
Organization: ***JSC "National Reserve Corporation"***
Activity:
Position: ***First Deputy General Director***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: *none*

Kopeikin Michail Urievich

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1996 – 2003***
Organization: ***Administration of the Government of the Russian Federation***
Activity: ***State Service***
Position: ***Chief of the Department Economics and Property Management***

Period: ***2003 – now***
Organization: ***Administration of the Government of the Russian Federation***
Activity: ***State Service***
Position: ***Deputy Chief of the Administration***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Livitin Igor Evgenievitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1998 – 2004***
Organization: **JSC "Severstaltrans"**
Activity:
Position: ***Deputy General Director***

Period: ***2004 – now***
Organization: ***Ministry of Transport of the Russian Federation***
Activity: ***State Service***
Position: ***Minister***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Uvarov Alexey Konstantinovitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***2000 – 2004***
Organization: ***Ministry of Property Relations***
Activity: ***State Service***
Position: ***Chief of Machine Building and Metallurgy Property Section, Chief of Law Enforcement Ministries and Services, Department of Military Industrial Complex Property, Deputy Chief of the Department of Industry and Construction Property.***

Period: ***2003 – now***
Organization: ***Federal Agency for Federal Property Management***
Activity: ***State Service***
Position: ***Chief of Administrative Section***

Shares in the Issuer's Authorized Capital Stock: ***none***

Shares in affiliate/subsidiary companies: ***none***

Fedorov Alexey Victorovitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1985 – now***
Organization: ***Federal Security Service***
Activity: ***State Service***
Position: ***Deputy Chief of FSS Department***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Shablin Vladimir Nikolaevitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***At present***
Organization: ***AKB "National Reserve Bank"***
Activity: *Banking*
Position: ***Senior Vice-President***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Shipil Nikolay Vladimirovitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1999 - 2000***
Organization: ***Air transport company "Pulkovo:***
Activity: *Transport*
Position: ***Regional Representative in North European and Baltic Countries in Copenhagen***

Period: ***2000 - 2004***
Organization: ***State Transportation Company "Russia"***
Activity: *Transport*
Position: ***General Director***

Period: ***2004 - now***
Organization: ***Federal Air Transport Agency***
Activity: *Transport*
Position: ***Chief***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Shkolov Evgeny Michailovithc

Education: ***Higher***

Positions held within the last 5 years:
Period: ***1999 - 2000***
Organization: ***Ivanovo District Union of Industrialist and Entrepreneurs***
Activity: *Banking*
Position: ***Director – Coordinator***

Period: ***2000 - 2002***
Organization: ***Central Federal Region***
Activity:
Position: ***Chief Federal Inspector of the Administration of the Russian Federation President's Plenipotentiary Representative***

Period: ***2003 - now***
Organization: ***Administration of the President of the Russian Federation***
Activity: ***State Service***
Position: ***Assistant to the Chief of the President's Administration***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Issuer's sole and plural managing bodies and Issuer's officials.

The sole executive body and the members of plural executive body of the Issuer are:

Avilov Vasili Nikolaevitch

Education: *Higher*

Positions held within the last 5 years:
Period: ***1997 – now***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***Head of Administration***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies – ***none***

Antonov Vladimir Nikolaevitch

Education: *Higher*

Positions held within the last 5 years:
Period: ***1997 – 2002***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***Deputy Director General – flight and operational security***

Period: ***1999 – now***
Organization: ***JSC "Aerofirst", subsidiary company***
Activity: ***Trade***
Position: ***Member of the Board of Directors (Supervisory Counsel) elective office***

Period: ***1997 – now***
Organization: ***"Aeromash – Aviation Security" Ltd. subsidiary company***
Activity: ***Security***
Position: ***Member of the Board of Directors (Supervisory Council) – Elective office***

Period: ***2002 - now***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***First Deputy General Director, Operations***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Bachurin Evgeny Victorovitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1996 - 1999***
Organization: ***Subsidiary State Firm "Interkadry" (KLM Airline)***
Activity: *Transport*
Position: ***Sales Representative, Marketing Manager***

Period: ***1999 - 2000***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Activity: ***Transport***
Position: ***Advisor to the First Deputy General Director on financial and commercial operations***

Period: ***2000 - 2001***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Activity: ***Transport***
Position: ***Director, Department on Income Management***

Period: ***2001 - now***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Activity: ***Transport***
Position: ***Commercial Director***

Period: ***2002 - now***
Organization: ***JSC "Alt Reisbureau"***
Activity: ***Services***
Position: ***Member of the Board of Directors (Supervising Council). Elective service***

Period: ***2003 - now***
Organization: ***ZAO "Aeromar"***
Activity: ***Catering supplies (food staffs)***
Position: ***Member of the Board of Directors (Supervising Council). Elective office***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Belykh Yuri Ilyich

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1997– 2001***
Organization: ***"Transaero" Aviation Company***
Activity: ***Transport***
Position: ***Deputy Director General, maintenance operations***

Period: ***2001 - now***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Activity: ***Transport***
Position: ***Chief Engineer, Technical Director – Chief of Aviation Technical Complex***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies – ***none***

Volymerets Anatoli Ivanovitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1997 – 2002***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***First Deputy Director General - operations***

Period: ***2002 – now***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***Deputy Director, Training Center of Aviation Personnel, flight and cabin crews training.***

Shares in the Issuer's Authorized Capital Stock: ***0.0026%***
Shares in affiliate/subsidiary companies ***none***

Gerasimov Vladimir Vladislavovitch

Education: *Higher*

Positions held within the last 5 years:

Period: ***1997 – 1999***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***Deputy Director, Department of Economics***

Period: ***1999 – now***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***Deputy Director General, Technical and Material Logistics***

Period: ***2000 – now***
Organization: ***ZAO "Toplivnaya Zapravochnaya Kompania" (Fueling Company) Ltd. Subsidiary company***
Activity: ***Service***
Position: ***Member of the Board of Directors (Supervisory Counsel). Elective office***

Shares in the Issuer's Authorized Capital Stock: ***0.0025%***
Shares in affiliate/subsidiary companies – ***none***

Eliseev Boris Petrovitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1997 – 1999***
Organization: ***Administration of the President of the Russian Federation***
Activity: ***State Service***
Position: ***Advisor, Deputy Department Head, Administration of the President of the Russian Federation***

Period: ***1999 – 1999***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***Deputy Director, Legal Department***

Period: ***1999 – now***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***Director, Legal Department***

Shares in the Issuer's Authorized Capital Stock: ***0,000001%***
Shares in affiliate/subsidiary companies: ***none***

Koldunov Alexander Alexandrovitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1995– 2001***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Activity: ***Transport***
Position: ***Aircraft Commander (type) IL-86, IL-96-300***

Period: ***2001 - now***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Activity: ***Transport***
Position: ***Chief of Flight Safety Inspection***

Shares in the Issuer's Authorized Capital Stock: ***0.0025%***
Shares in affiliate/subsidiary companies: ***none***

Okulov Valeri Mikhailovitch

Education: ***higher***

Positions held within the last 5 years:

Period: ***1997 – now***
Organization: **JSC "Aeroflot"**
Activity: ***Transport***
Position: ***General Director***

Shares in the Issuer's Authorized Capital Stock: ***0.0025%***

Shares in affiliate/subsidiary companies: ***none***

Osobenkov Oleg Mikhailovitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1997 – 1999***
Organization: ***KGB USSR – USSR Ministry of Defense – Federal Security Committee of the Russian Federation – Federal Security Counsel of the Russian Federation***
Activity: ***State Service***
Position: ***Officer***

Period: ***1999 – now***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***Deputy Director General of JSC "Aeroflot", Chief, Personnel Department***

Period: ***2000 - now***
Organization: ***ZAO "Toplivnaya Zapravochnaya Kompania" (Fueling Company) Ltd., subsidiary company***
Activity: ***Service***
Position: ***Member of the Board of Directors (Supervisory Counsel). Elective office***

Period: ***2002 – now***
Organization: ***"Social Programs"***
Activity: ***Management***
Position: ***Executive Director***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Poluboiarinov Mikhail Igorevitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1997– 1999***
Organization: ***Foreign Trade JSC "Avtoimport"***
Activity: ***Finance***
Position: ***Finance Director – Chief Accountant***

Period: ***1999 – 1999***
Organization: ***TC "Avtoimport" LTD***
Activity: ***Management***
Position: ***Executive Director***

Period: ***1999 - now***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Activity: ***Transport***
Position: ***Deputy Chief Accountant, Chief Accountant, Deputy Director General, Finance & Planning***

Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Smirnov Vladimir Vladimirovitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1997 – now***
Organization: ***JSC "Aeroflot"***
Activity: ***Transport***
Position: ***Deputy General Director, Director, Traffic Ground Support Complex***

Period: ***1997 – now***
Organization: ***"Scherotel" Ltd, Affiliated Company***
Activity: ***Hotel business***
Position: ***Member of the Board of Directors (Supervisory Counsel). Elective office***

Period: ***1998– now***
Organization: ***ZAO. "Date" Ltd, subsidiary company***
Activity: ***Tourism***
Position: ***Member of the Board of Directors (Supervisory Counsel) Elective office***

Period: ***2001 – now***
Organization: ***JV "Aeroport Moscow" Ltd, Affiliated Company***
Activity: ***Service***
Position: ***Member of the Board of Directors (Supervisory Counsel) Elective office***

Period: ***2002 – now***
Organization: ***ZAO "Aeromar" Ltd***
Activity: ***Catering Supplies (foodstaffs)***
Position: ***Member of the Board of Directors (Supervisory Counsel) Elective office***

Shares in the Issuer's Authorized Capital Stock: ***0.0026%***
Shares in affiliate/subsidiary companies: ***none***

Tulsky Stanislav Grigorievitch

Education: ***Higher***

Positions held within the last 5 years:

Period: ***1999 - 2004***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Position: ***Commander of Flight Unit of B-777/767 aircraft of Flight Complex, Director of Flight Complex***

Period: ***2004 - now***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Position: ***Deputy General Director, Management of Flight Operations – Director of Flight Complex***

Shares in the Issuer's Authorized Capital Stock: ***0.0025%***
Shares in affiliate/subsidiary companies: ***none***

The person carrying our functions of the sole executive body: ***Okulov Valeri Mikhailovitch***

5.2 Information on the amount of remuneration, benefits and/or compensation with regard to every administrative body of the Issuer.

The compensations paid to the members of the Board of Directors (Supervisory Council) and to other Issuer's officials.

The aggregate amount of remunerations paid to all persons listed in item 5.2 during the reporting period:
Salaries (rubles): ***10 873 817,73***
Bonuses (rubles): ***1 280 400***
Commissions (rubles): ***122 795.69***
Other material benefits (rubles): ***0***
Total (rubles): ***12 277 013,42***

5.3 Information on the structure and powers of the bodies exercising supervision over the financial and business activity of the Issuer.

The supervision over the financial and business activity of the Company is exercised by the Company Board of Directors and its Auditing Committee, the Company Auditing Commission, Company Internal Auditing Service and statutory auditing organizations (Auditors) of the Company.

The existence of a special body – Auditing Commission as well as the use of services of an independent auditing organization is provided in the current legislation and their routine and powers are set forth in the Article 23 of JSC "Aeroflot" Articles of Incorporation. With the aim to organize internal supervision the service of internal auditing has been set up in the Company.

Information on the Internal Auditing Service:

The Internal Auditing Service was set up in accordance with the resolution of the Board of Directors of October 25, 1999 (Minutes №5) and Order of the General Director of November 4, 1999 №319. The Internal Auditing Service is operating under its Provisions and is a structural subdivision of JSC "Aeroflot". The Internal Auditing Service is headed by a Chief Officer who is appointed to this position and released from this position by the General Director of the Company and is subordinated directly to the General Director.

Currently the Chief Officer of the Internal Auditing Service is Mr.D.U.Galkin as appointed to the position by General Director's Order of 18 December, 2002 №32.68/Л. He and more than 2/3 of the Service staff has higher education in economics (finances). The Chief Officer's record of service according to the education he has is 16 years.

Main functions of the Internal Auditing Service:

The Internal Auditing Service carries out its functions on behalf of the Company management and Company owners. The main r responsibilities of the Internal Auditing Service are:

- ***to further the consolidation of the efficiency and adequacy of the system of internal supervision of the Company;***
- ***to monitor the integrity, adequacy and expedience of the accounting control and operation and technical documentation and information submitted to the Company management and third***

parties;

- ***to further the consolidation of the efficiency of production, commercial, financial and other processes;***
- ***to monitor the observation of the Company Articles of Incorporation and other regulatory documents by the Company subdivisions and employees.***

Coordination between the Issuer's Internal Auditing Service and external audit:

The Internal Auditing Service cooperates with the Auditing Committee of the Board of Directors and the Auditing Commission of the Company. Cooperation with the external auditors is arranged within the framework of the rule (standard) on auditing activity "revision and use of internal auditing procedures".

Information about the availability of an internal document establishing rules for prevention of the use of restricted (insider) information.

5.4 Information on persons holding positions in the bodies excursing supervision over financial and business matters of the Issuer

BOGATCHYOVA IRINA LEONIDOVNA – Chief of section of the Department of the Ministry of property relations of the Russian Federation. Born 1970, city of Lyubertsi, Moscow region. Higher education. In 1989 graduated from Moscow Radiotechnical College named after A.Raspletin, qualified for "programming for high speed machines" and in 1995 – State Academy of management named after S.Ordjonikidze majoring in "mathematical operations in economy". In 1998 took a course in the Japan Educational Center of Management of Moscow International higher school of business "MIRBIS", subject – "business plan". After graduation studied business planning on probation in Japan. In 2001 retrained in the Russian Academy of State Service under the President of the Russian Federation, specialization – "finance, tax and credit policy of the state".

Share in the Issuer's Authorized Capital Stock:	none
Share in affiliated and dependent companies:	none.

DUNAIKINA ZINAIDA NIKOLAYEVNA – (Chairman of the Auditing Commission) – Chief of information and analytical department of the Operation Security Department of the JSC "Aeroflot". Born in Moscow in 1954. Higher education. In 1977 graduated from Moscow State Institute of International relations. 1989 – 1998 – economist of the Central International Agency of the JSC "Aeroflot". From 1998 – expert of the information and analytical section of the Department of Operations Security , from 2001 – Chief of the Department of Operations Security.

Share in the Issuer's Authorized Capital Stock:	0,00009%
Share in affiliated and dependent companies:	none.

POROIKOV SERGEY URIEVITCH – an officer of the Federal Agency for Management of Federal Properties of the Ministry of Economic Development and Trade of the Russian Federation. Was born in 1964 in Moscow. Has higher education. In 1968 graduated from the Moscow State University of named after M.Lomonosov (MGU) with qualification "Physic". Candidate of physic and mathematic sciences. In 1988 – 1994 worked as laboratory assistant, physic of a department of the above said University. In 1994 – 1997 held the position of a Department Chief, Commercial Director of closed JSC "Profart – Consulting", in 1996 – 1998 – senior fellow scientist of R&D Institute of Nuclear Physics of MGU, in 1997 –1998 – Chief of a Section of the Finance Department, later – Chief of Securities Department of

Vostochoevropeisky Bank. In 1998 – 1999 – a supervisor of the "Company "Investproekt", in 1999 – 2000 – leading engineer of R&D Institute of Nuclear Physics of MGU, in 2000 – 2001 – Consultant of the Department of Territorial Administration of the Ministry of State Properties of the Russian Federation, in 2002 – 2003 – Department Chief and later – Deputy Administration Chief of the Ministry of State Properties of the Russian Federation.

Share in the Issuer's Authorized Capital Stock: none
Share in affiliated and dependent companies: none.

TARASOV ALEXSEY EVGENIEVITCH – Chief of Legal Department of OOO "National Reserve Corporation". Born in 1972. Has higher education. Graduated from the faculty of International Law of the Moscow State Institute of International Relations (MGIMO). Knows French and Spanish (fluently), English (speaking). In 1993 – 2000 worked in the position of Consultant in legal matters, Senior Consultant in legal matters, Chief of the Legal Department of "Konversbank". In 2000 – 20002 held the position of the Department of reorganization of business, Chief of the Department of managing financing and crediting investment programs of Commercial Joint Stock Bank "INGOSSTRAH – Sojuz" and in 2002 – 2004 was a Vice-President of Commercial Joint Stock Bank "National Reserve Bank" – Councilor to the Chairman of the Board of Directors of the Bank in legal matters.

Share in the Issuer's Authorized Capital Stock: ***none***
Share in affiliated and dependent companies: ***none.***

KHVOSTUNKOV ANDREI NIKOLAYEVITCH – Chief of Department of regulation of natural monopolies on transport of the Federal Energy Commission of Russia. Born in 1962 in Leningrad. Higher education. In 1985 graduated from Moscow Institute Of Civil Aviation Engineers, qualified radio engineer. In 2002 - Russian Academy of State Service, lawyer. In 1985 engineer in specialized assembly and start-up department "Aeroportspecmontaj". In 1985 – 1995 – military service. In 1995 – 1997 representative, Chief of Department of International air transportation "Air Company Korsar Ltd". In 1997 – Chief of air traffic sales department "Lanta Tour Voyage" Ltd. 1998 – 1999 – Chief of Airports Department, Deputy Head of the Department of Regulation of natural monopolies on transport operations of the Ministry of antimonopoly policy of the Russian Federation.

Share in the Issuer's Authorized Capital Stock: ***none***
Share in affiliated and dependent companies: ***none.***

5.5 Information on Remuneration, Privileges, and/or Compensation of expenses of the controlling organ of financial-operational activity of the Issuer.

Wages or other remuneration to the members of the Auditing Commission are not provided and have not been paid.

5.6 Number and basic information on education and structure of employees of the Issuer, changes in number of employees of the Issuer

Position	*End of 2003*	*1st Quarter 2004*	*2nd quarter 2004*	*3rd quarter 2004*
Average Number of employees, persons	*14715*	*14642*	*14721*	*14754*

Employees' Ages and Education:

Property	*2004, 1st Quarter*	*2004, 2nd quarter*	*2004, 3rd quarter*
Employees under 25 years of age, %	*5.2*	*5.13*	5.10
Employees, 25 – 35 years of age, %	*23.7*	*23.45*	23.32
Employees, 35 – 55 years of age, %	*59.4*		59.23
Employees over 55 years of age, %	*11.7*		12.35
Secondary, and/or general education, %	*24.7*		25.25
Elementary, and/or secondary vocational education, %	*24.3*		24.31
Higher professional education, %	*50.05*		49.49
Post graduate professional education, %	*0.95*		0.95

3. Trade Union Bodies set up by JSC "Aeroflot" Employees:

- *JSC "Aeroflot» employees Trade Union*
- *Sheremetyevo Air Stewards Trade Union*
- *Sheremetyevo Air Crews Trade Union*
- *Aviation Specialists Trade Union.*

CHARPTER VI. Information on partners (shareholders) of the Issuer and transactions effected by the Issuer that were connected with specific interest

There has been no transaction involving specific interests.

6.1 Total Number of Shareholders of the Issuer

Total number of shareholders: 11537

6.2 Shareholders holding no less than 5% of its Authorized Capital or no less than 5% of its ordinary shares, as well as information on shareholders of such entities, holding no less than 20% of Authorized Capital or no less than 20 % of their ordinary shares.

Name: *Ministry of Property Relations of the Russian Federation*
Place: *Moscow*
Postal Address: *103685, Moscow, Nikolski per., 9*
Share in Issuer's Authorized Capital Stock*: 51,17%*
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer*:* *none*

Name: *Joint Stock Business Savings Bank of the Russian Federation (Public Corporation)*
Place: *Moscow*
Postal Address: *117997, Moscow,. Vavilova srteet, 19*
Share in Issuer's Authorized Capital Stock*: 26.1 %, nominal shareholder*
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer*:* *none*

6.3 Share held by the State or municipal bodies in the Authorized Capital of the Issuer, special rights ("Golden Share")

Name: *Ministry of Property Relations of the Russian Federation*
Place: *Moscow*
Postal Address: *103685, Moscow, Nikolski per.,9*
Share in Issuer's Authorized Capital Stock: *51,17%*

Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: *none*

Special rights for participation of the Russian Federation, subject territories of the Russian Federation, municipal bodies in the management of the Issuer ("Golden Share"): *not provided.*

6.4 Changes in composition and participation of shareholders of the Issuer, holding no less than 5% of its authorized capital or no less than 5 % of its ordinary shares.

List persons possessing no less than 5 % of authorized capital of JSC "Aeroflot" as of August 28, 2004

№	Full name / Name, Surname, Paternal name	Place of residence	Type of 3Л	Total number of shares	% in authorized capital
1	RF MINISTRY OF STATE PROPERTY RELATION	103685, Moscow, Nikolski per., 9	Owner	568335339	51.17%
2	GRABOR TRADING (OVERSEAS) LIMITED	20, Queen Frederica St., El Greco House, Flat 104, 1506 Nicosia, Cyprus	Owner	181443293	16.34%
3	TRANSINVEST CONTROL S.A.	L-1840 Luxemburg 11A boulevard Joseph II	/owner	108375957	9.76%

List persons possessing no less than 5 % of authorized capital of JSC "Aeroflot" as of May 25, 2004

№	Full name / Name, Surname, Paternal name	Place of residence	Type of 3Л	Total number of shares	% in authorized capital
1	RF MINISTRY OF STATE PROPERTY RELATION	103685, Moscow, Nikolski per., 9	Owner	568335339	51.17%
2	GRABOR TRADING (OVERSEAS) LIMITED	20, Queen Frederica St., El Greco House, Flat 104, 1506 Nicosia, Cyprus	Owner	181443293	16.34%
3	TRANSINVEST CONTROL S.A.	L-1840 Luxemburg 11A boulevard Joseph II	Owner	108375957	9.76%

6.5 Accounts Receivable

Accounts receivable for 9 months of 2004

Types of receivables	Term of payment					
	Less than 30 days	**From 30 to 60 days**	**From 60 to 90 days**	**From 90 to 180 days**	**From 180 days to 1 year**	**Over 1 year**
Receivables, total, rubles. including:	5 696 309 642	154 021 408	1 554 727 973	4 198 185 020	36 785 479	562 796
outstanding, rubles	1 215 264 509	0	0	0	0	0
customers and client, rubles	4 196 630 401	1 889 373	556 200	0	25 977 886	21
bills receivable, rubles.	0	0	0	0	0	0
indebtedness of subsidiaries and affiliated companies, rubles	31 532 407	0	0	0	0	0
indebtedness of partners (founders) in relation to contributions to the charter capital, rubles	0	0	0	0	0	0
advance payments effected, rubles	802 529 971	14 706 470	951 246 553	47 556	10 805 697	458 207
other receivables, rubles	665 616 863	137 425 565	602 925 220	4 198 37 464	1 896	104 568
Total, rubles.:	5 696 309 642	154 021 408	1 554 727 973	4 198 185 020	36 785 479	562 796

CHARPTER VII. Issuer's accounting statements and other financial information

7.1. Issuer's quarterly accounting statements

ACCOUNTING BALANCE SHEET STATEMENT

		Codes		
	Form № 1 after OKUD	0710001		
AS OF September 30, 2004	Date (yy, mm, dd)	2004	01	01
Company: **JSC "Aeroflot – Russian Airlines"**	after OKPO	29063984		
Taxpayer Identification Number	TIN	7712040126		
Type of Activity: **Air Transport**	after OKVED	62.10		
Organization and legal form / property form:	after KOPF/OKFS	47	41	
Unit of measurement: **thousands of rubles.**	after OKEI	384		

Place of residence (address): **Bldg. 9, Leningradsky Prospect 37, Moscow, 125 167**

ASSETS	Line code	At the beginning of the reporting year	At the end of the reporting period
1	2	3	4
I. FEXEED ASSETS Intangible assets	110	61.565	61 294
Fixed assets	120	3.433.666	3 397 520
Construction in progress	130	1.128.691	1 135 572
Income-bearing investments in material values	135	0	0
Long-term financial investments	140	2.315.441	2 250 003
including: investments in subsidiaries and affiliated companies	141	423.898	494 039
loans issued to organizations for more than 12 months	142	1.391.626	1.312 382
other long-term investments	143	499.917	443 582
Deferred tax assets	145	0	9 879
Other non-circulating assets	150	6.000	6.000
Section I, TOTAL	190	6.945.363	6 860 268
II. WORKING ASSETS Stocks	210	2.626.106	2 620 898
1 including: raw and other materials, other similar values	211	1.934.872	1 897 123
deferred expenses	216	691.234	723 775
other stocks and expenditures	217	0	0
Value added tax on acquired values	220	346.773	317 691
Accounts receivable (expected to be paid more than 12 months after reporting date)	230	0	0
Including: purchasers and clients	231	0	0
other debtors	232	0	0

Accounts receivable (expected to be paid within 12 months after the reporting date)	240	9.028.147	11 640 592
Including: purchasers and clients	241	5.070.767	4 225 054
bills receivable	242	0	0
debts of subsidiaries and affiliates	243	63.282	31 532
State budget outstanding payments on taxes and	244	2.493.279	5 534 903
Outstanding payments of State non-budget funds	245	10.063	4 542
advance payments made	246	1.267.470	1.779 794
other debtors	247	123.286	64 767
Short-term financial investments	250	7.222	9.393
including: loans issued to organizations for less than 12 months term	251	0	0
other short-term financial investments	252	7.222	9.393
Money	260	1.401.250	1 398 678
Including: cash	261	13.725	11 726
current accounts	262	240.102	399 920
hard currency accounts	263	1.027.043	860 400
other money means	264	120.380	126 632
Other working assets	270	0	0
Section II, TOTAL	290	13.409.498	15 987 252
BLANCE	300	20.354.861	22 847 520

LIABILITIES	Line code	At the beginning of the reporting year	At the end of the reporting period
1	2	3	4
III. CAPITAL AND RESERVES Charter capital	410	1.110.616.	1.110.616
Own shares redeemed from shareholders	411	0	0
Additional capital	420	3.704.937	3 508 343
Reserved capital	430	277.654	277.654
statutory reserve funds	431	0	0
reserves set up in accordance with constituent documents	432	277.654	277.654
Retained profit (uncovered losses)	470	6.054.758	9 454 523
including: retained profit (uncovered losses) from previous years	471	6.054.758	5 122 509
Retained profit (uncovered losses) of the reporting	472	X	4 332 014
Section III, TOTAL	490	11.147.965	14 351 136
IV. LONG TERM LIABILITIES Loans and credits	510	0	760 976
including: bank credits to be repaid more than 12 month after the reporting date	511	0	760 976
loans to be repaid within 12 month after the reporting date	512	0	0

Deferred taxation liabilities	515	40.052	25 552
Other long-term liabilities	520	0	255 244
Section IV, TOTAL	590	40.052	1 041 772
V. SHORT TERM LIABILITIES Loans and credits	610	2.109.230	615 664
including: bank loans to be repaid within 12 month after the reporting date	611	2.109.230	615 664
loans to be repaid within 12 month after the reporting date	612	0	0
accounts payable	620	7.006.417	6 016 139
Including: suppliers and contractors	621	5.285.052	4 497 137
Outstanding wages and salaries	622	154.501	199 747
indebtedness to the State non-budget funds	623	238.547	183 019
indebtedness on taxes and charges	624	786.550	721 409
other payables	625	46.722	236 693
векселя к уплате	626	10.043	10.043
advances received	627	385.002	168 091
Indebtedness to subsidiaries and affiliates	628	100.000	0
Outstanding payments to partners (founders) in income payments	630	6.987	34 475
Deferred income	640	10.563	27 429
Reserves for deferred expenses	650	33.647	760 905
Other short term liabilities	660	0	0
Section V, TOTAL	690	9.166,844	7 454 612
BALANCE	700	20.354.861	22 847 520

1	2	3	4
Information on values accounted out of Balance Sheet accounts Fixed assets rented	910	7.905.027	9 244 157
including under lease terms	911	7.904.141	9 243 271
Goods and material values accepted for storage under obligations	920	0	0
Goods accepted for commission	930	0	0
Written off to losses indebtedness of insolvent	940	1.871.955	1 744 778
Collaterals for liabilities and payments received	950	510.242	510 293
Collaterals for liabilities and payments issued	960	2.346.184	1 671 118
Wear and tear of housing stock	970	0	0
Wear and tear of nonproductive facilities and other similar objects	980	0	0 0
Intangible assets acquired for use	990	0	0

		Codes
	Form № 2 after OKUD	0710002
January – September. 2004	Date (yy, mm, dd)	2004 01 01
Company: **JSC "Aeroflot – Russian Airlines"**	after OKPO	29063984
Taxpayer Identification Number	TIN	7712040126
Type of Activity: **Air Transport**	after OKVED	62.10
Organization and legal form / property form:	after KOPF/OKFS	47 41
Unit of measurement: **thousands of rubles.**	after OKEI	384

PROFIT AND LOSS STATEMENT

Indicator Description	Line code	For Reporting Period	For Reporting Period of Previous Year
1	2	3	4
Profits and losses from regular business activities: Revenue (net) from sales of goods, products, works and services (less value added tax, excise taxes and other similar mandatory payments)	010	39 580 416	34 624 663
Production cost of sold goods, products, works, services	020	(32 721 125)	(27 760 214)
Gross profit	029	6 859 291	6 864 449
Trade expenses	030	(2 268 787)	(2 478 774)
Administrative expenses	040	(1 485 888)	(1 378 307)
Sales profit (loss)	050	3 104 616	3 007 368
Other profits and losses: Interests receivable	060	48 792	46 353
Interests payable	070	(61 857)	(133 198)
Income form participation in other organizations	080	55 700	96 375
Other operating income	090	575 147	693 870
Other operating expenses	100	(749 959)	(739 830)
Non-trade profit	120	4 258 040	4 059 676
Non-trade expenses	130	(1 659 779)	(1 948 205)
Contingency income	131	997	336
Contingency expenses	132	(303)	(52)
Profit (loss) before taxes	140	5 571 394	5 082 693
Deferred tax assets	141	9 879	-
Deferred tax liabilities	142	14 500	-
Current profit tax	150	(1 263 759)	(1 112 411)
Other tax payments	151	-	(11 351)
Net profit (loss) of the reporting period	190	4 332 014	3 958 931
FOR REFERENCE. Permanent tax liabilities (assets)	200	79 678	-
Base profit (loss) per share	201	-	-

Split profit (loss) per share	202	-	-

EXPLANATION OF SOME PROFITS AND LOSSES

		During the Reporting Period		Same Period of the Previous Year	
	Line Code	Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties and forfeit penalties accepted or paid under court decree (arbitration court) on their recovery	210	70 410	22 159	46 533	8 126
Profit (loss) of previous years	220	1 109 951	184 264	397 327	313 204
Payment of damages caused by non-performance or inadequate performance of obligations	230	117 425	10 107	31 755	354
Currency exchange difference in foreign currencies operations	240	640 959	681 392	767 164	783 681
Allocation to assessment reserves	250	X		X	
Writing off payables and receivables the claim limitation period of which has expired	260	47	-	123	-
		-	-	-	-

CHAPTER VIII. Information on declared (accrued) and paid dividend of issuer's shares and on profits from issuer's bonds

Dividends on shares of given category (type):

Period: ***1999***
Amount of dividend per one share (rubles): ***0.01***
Total amount of dividend paid per one share of given category (type) (rubles): ***11 106 162.99***
Total amount actually paid on shares of given category (type) (rubles): ***10 472 291.45***

Period: ***2000***
Amount of dividend per one share (rubles): ***0.03***
Total amount of dividend paid per one share of given category (type) (rubles): ***33 318 488.97***
Total amount actually paid on shares of given category (type) (rubles): ***30 995 147.02***

Period: ***2001***
Amount of dividend per one share (rubles): ***0.06***
Total amount of dividend paid per one share of given category (type) (rubles): ***66 636 977.94***
Total amount actually paid on shares of given category (type) (rubles): ***65 705 005.78***

Period: ***2002***
Amount of dividend per one share (rubles): ***0.29***
Total amount of dividend paid per one share of given category (type) (rubles): ***322 033 567.62***
Total amount actually paid on shares of given category (type) (rubles): ***321 071 439.62***

Period: ***2003***
Amount of dividend per one share (rubles): ***0.43***
Total amount of dividend paid per one share of given category (type) (rubles): ***477 565 008.57***
Total amount actually paid on shares of given category (type) (rubles): ***94 000 000.00***

The reason for the difference between the declared and actually paid amounts is the absence in the Issuer's registry of shareholders' information current at the date of dividend payment or the return of payment because of incorrect or missing information about the previously specified personal shareholders' information. Total amount of dividends paid by the Issuer during 2003 is 326.2 million rubles that includes partial coverage of "Aeroflot" indebtedness accrued for previous years due to the above said reasons.